SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2012
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

R. Tamoios, 246
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Gol Linhas Aéreas
Inteligentes S.A.

Consolidated Interim Financial Information

for the Quarter Report Ended June 30, 2011

and Review of Interim Financial Statements

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Index

Company Profile
Subscribed Capital	1
Interim Consolidated Financial Statements
Balance Sheet - Assets	2
Balance Sheet - Liabilities	3
Income Statement	4
Statement of Comprehensive Income	5
Statement of Cash Flows	6
Consolidated Statements of Changes in Equity
From 01/01/2011 up to 06/30/2011	7
From 01/01/2010 up to 06/30/2010	8
Statements of Value Added	9
Management Coments	10
Notes to the Interim Consolidated Financial Statements	17
Report on Review of Interim Financial Statements	55

ITR - Quarterly Information – 06/30/2011 – GOL LINHAS AÉREAS INTELIGENTES SA	Version: 1

Company Profile / Subscribed Capital

Number of Shares	Current Quarter
(Thousands)	06/30/2011
Paid- in Capital
Common	137,032,734
Preferred	133,354,132
Total	270,386,866
Treasury
Common	0
Preferred	454,425
Total	454,425

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Interim Consolidated Financial Statements / Balance Sheet - Assets

(In Thousands of Reais)

		Current Quarter	Previous Year
Account Code	Account Description	06/30/2011	12/31/2010
1	Total Assets	9,195,926	9,063,847
1.01	Current Assets	2,659,531	2,704,852
1.01.01	Cash and Cash Equivalents	1,643,472	1,955,858
1.01.02	Short Term Investments	313,431	22,606
1.01.03	Trade and Other Receivables	281,087	303,054
1.01.03.01	Clients	281,087	303,054
1.01.04	Inventories, Net	141,746	170,990
1.01.06	Recoverable Taxes, Net	117,644	88,143
1.01.06.01	Current Recoverable Taxes, Net	117,644	88,143
1.01.07	Prepaid Expenses	88,727	116,182
1.01.08	Other Current Assets	73,424	48,019
1.01.08.03	Other Credits	73,424	48,019
1.02	Non-current Assets	6,536,395	6,358,995
1.02.01	Long-Term Assets	1,617,897	1,630,850
1.02.01.06	Deferred Taxes	831,022	817,545
1.02.01.06.01	Deferred Income Taxes	831,022	817,545
1.02.01.07	Prepaid Expenses	49,515	54,201
1.02.01.09	Other Non-current Assets	737,360	759,104
1.02.01.09.01	Other Non-current Assets	7,053	9,227
1.02.01.09.03	Restricted Cash	8,608	34,500
1.02.01.09.04	Deposits	611,435	715,377
1.02.01.09.05	Long term Investments	110,264	0
1.02.03	Property, Plant and Equipment	3,659,079	3,460,968
1.02.03.01	Operation Property, Plant and Equipment	1,061,811	926,874
1.02.03.01.01	Other Flight Equipment	876,911	751,816
1.02.03.01.04	Other	184,900	175,058
1.02.03.02	Property, Plant and Equipment on Leasing	2,233,994	2,210,433
1.02.03.02.01	Property, Plant and Equipment on Finance Leasing	2,233,994	2,210,433
1.02.03.03	Property, Plant and Equipment in Progress	363,274	323,661
1.02.03.03.01	Advance of Property, Plant and Equipment Acquisition	363,274	323,661
1.02.04	Intangible	1,259,419	1,267,177
1.02.04.01	Intangible	717,117	724,875
1.02.04.02	Goodwill	542,302	542,302

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Interim Consolidated Financial Statements / Balance Sheet - Liabilities

(In Thousands of Reais)

		Current Quarter	Previous Year
Account Code	Account Description	06/30/2011	12/31/2010
2	Total Liabilities	9,195,926	9,063,847
2.01	Current Liabilities	1,725,982	1,688,993
2.01.01	Salaries, Wages and Benefits	252,682	205,993
2.01.01.02	Salaries, Wages and Benefits	252,682	205,993
2.01.02	Accounts Payable	235,215	215,792
2.01.03	Tax Obligations	50,403	58,197
2.01.04	Short Term Debt	342,102	346,008
2.01.04.01	Short Term Debt	342,102	346,008
2.01.05	Other Current Liabilities	829,872	807,036
2.01.05.02	Other	829,872	807,036
2.01.05.02.01	Dividends Payable	593	51,450
2.01.05.02.04	Sales Taxes and Landing Fees	140,344	85,140
2.01.05.02.05	Advance Ticket Sales	492,763	517,006
2.01.05.02.06	Customer Loyalty Programmes	55,744	55,329
2.01.05.02.07	Advance From Customers	29,023	24,581
2.01.05.02.08	Other Liabilities	111,405	73,530
2.01.06	Provisions	15,708	55,967
2.02	Non-Current Liabilities	4,865,295	4,445,685
2.02.01	Long Term Debt	3,700,052	3,395,080
2.02.01.01	Long Term Debt	3,700,052	3,395,080
2.02.02	Other Liabilities	313,672	319,509
2.02.02.02	Other	313,672	319,509
2.02.02.02.03	Customer Loyalty Programmes	162,586	152,327
2.02.02.02.04	Advance Ticket Sales	0	33,262
2.02.02.02.05	Tax Obligations	121,833	99,715
2.02.02.02.06	Other	29,253	34,205
2.02.03	Deferred Tax	670,276	642,185
2.02.03.01	Deferred Income Tax	670,276	642,185
2.02.04	Provisions	181,295	88,911
2.02.04.01	Tax, Labor, and Civil Provision	181,295	88,911
2.03	Consolidated Shareholders’ Equity	2,604,649	2,929,169
2.03.01	Capital	2,183,940	2,183,133
2.03.01.01	Issued Capital	2,316,462	2,315,655
2.03.01.02	Cost on Issued Shares	(132,522)	(132,522)
2.03.02	Capital Reserves	107,060	92,103
2.03.02.05	Treasury Shares	(11,887)	(11,887)
2.03.02.07	Share-based Payments	58,684	43,727
2.03.02.08	Capital Reserve	60,263	60,263
2.03.04	Retained Earnings	642,860	642,860
2.03.05	Accumulated Earnings	(326,769)	0
2.03.06	Equity’s Evaluation Adjustment	(2,442)	11,073

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Interim Consolidated Financial Statements /Income Statement

(In thousands of Reais)

		Current Quarter	Current Quarter Accumulated	Quarter Previous Year	Quarter Previous Year Accumulated
Account Code	Account Description	04/01/2011 up to 06/30/2011	01/01/2011 up to 06/30/2011 (Restated)	04/01/2010 up to 06/30/2010	01/01/2010 up to 06/30/2010
3.01	Operating Revenues	1,566,341	3,462,063	1,590,853	3,320,670
3.01.01	Passenger	1,378,585	3,082,433	1,410,679	2,978,561
3.01.02	Cargo and Other	187,756	379,630	180,174	342,109
3.02	Cost of Goods and Services Sold	(1,567,901)	(3,040,504)	(1,297,212)	(2,622,423)
3.03	Gross profit	(1,560)	421,559	293,641	698,247
3.04	Operating Expenses/Income	(269,254)	(557,103)	(236,372)	(449,558)
3.04.01	Sales	(152,955)	(302,389)	(143,763)	(272,300)
3.04.01.01	Sales and Marketing	(152,955)	(302,389)	(143,763)	(272,300)
3.04.02	General and Administrative	(116,299)	(254,714)	(92,609)	(177,258)
3.05	Profit Before Income Taxes and Finance Result	(270,814)	(135,544)	57,269	248,689
3.06	Finance Result	(87,026)	(112,832)	(113,203)	(246,943)
3.06.01	Financial Income	62,497	164,361	22,391	41,789
3.06.01.01	Investments Income	33,376	67,565	22,391	41,789
3.06.01.02	Exchange Variation, net	27,013	96,796	0	0
3.06.01.03	Other Finance Income	2,108	0	0	0
3.06.02	Financial Expenses	(149,523)	(277,193)	(135,594)	(288,732)
3.06.02.01	Interest on Loans	(86,670)	(176,193)	(71,723)	(138,877)
3.06.02.02	Derivatives Net Result	(62,853)	(93,468)	(25,733)	(43,504)
3.06.02.03	Other Operating Expenses	0	(7,532)	(8,590)	(19,054)
3.06.02.04	Exchenge Variation, Net	0	0	(29,548)	(87,297)
3.07	Profit Before Income Taxes	(357,840)	(248,376)	(55,934)	1,746
3.08	Income (Expenses) Tax	(863)	(40,931)	4,027	(29,731)
3.08.01	Current	3,794	(19,606)	11,882	(20,558)
3.08.02	Deferred	(4,657)	(21,325)	(7,855)	(9,173)
3.09	Net Profit of Continued Operation	(358,703)	(289,307)	(51,907)	(27,985)
3.11	Consolidated Profit (Loss) for the Period	(358,703)	(289,307)	(51,907)	(27,985)
3.11.01	Attributed to Shareholders of Parent Company	(358,703)	(289,307)	(51,907)	(27,985)
3.99	Earnings Per Share (Reais / Share)

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Interim Consolidated Statement of Comprehensive Income

(In thousands of Reais)

		Current Quarter	Current Quarter Accumulated	Quarter Previous Year	Quarter Previous Year Accumulated
Account Code	Account Description	04/01/2011 up to 06/30/2011	01/01/2011 up to 06/30/2011 (Restated)	04/01/2010 up to 06/30/2010	01/01/2010 up to 06/30/2010
4.01	Consolidated Net Profit for the Period	(358,703)	(289,307)	(51,907)	(27,985)
4.02	Other Comprehensive Income	(28,798)	(13,515)	(1,957)	(1,987)
4.02.01	Available for Sale Financial Assets	0	(487)	(590)	(913)
4.02.02	Cash Flow Hedge	(43,634)	(19,740)	(2,073)	(1,630)
4.02.03	Income tax	14,836	6,712	706	556
4.03	Consolidated Comprehensive Income for the Period	(387,501)	(302,822)	(53,864)	(29,972)
4.03.01	Attributed to Shareholders of Parent Company	(387,501)	(302,822)	(53,864)	(29,972)

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Interim Consolidated Financial Statements / Statement of Cash Flows – Indirect Method

(In thousands of Reais)

		Current Quarter Accumulated	Same Quarter Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 06/30/2011 (Restated)	01/01/2010 up to 06/30/2010
6.01	Net Cash Provided by (Used in) Operating Activities	(14,996)	438,449
6.01.01	Cash Flows from Operating Activities	370,734	401,740
6.01.01.01	Depreciation and Amortization	180,824	144,131
6.01.01.02	Allowance for Doubtful Accounts	4,480	4,588
6.01.01.03	Provisions for Contingencies and Others	2,836	6,971
6.01.01.04	Provisions for Onerous Contracts	12,330	358
6.01.01.05	Provision for Inventory Obsolescence	19	0
6.01.01.06	Deferred Taxes	21,325	9,173
6.01.01.07	Shared-based compensations	14,957	14,377
6.01.01.08	Exchange and Monetary Variations, Net	(111,237)	59,779
6.01.01.09	Interests on Loans, Net	176,193	138,877
6.01.01.10	Non Realized Hedge Result, Net	26,485	43,774
6.01.01.11	Provision for Return of Aircraft	(1,508)	13,151
6.01.01.14	Customer Loyalty Programmes	10,674	(33,439)
6.01.01.15	Write-off of Property, Plant, Equipment, and Intangible	5,073	0
6.01.01.16	Provision for profit sharing	28,283	0
6.01.02	Assets and Liabilities Variation	(96,423)	64,694
6.01.02.01	Trade and Other Receivables	17,487	264,261
6.01.02.02	Inventories	29,225	(28,713)
6.01.02.03	Deposits	26,329	31,693
6.01.02.04	Prepaid Expenses and Recovery Taxes	21,937	27,216
6.01.02.05	Other Assets	5,367	6,900
6.01.02.06	Accounts Payable	19,423	103,279
6.01.02.07	Advance Ticket Sales	(34,714)	(131,510)
6.01.02.08	Advance from Customers	(28,820)	(27,184)
6.01.02.09	Salaries, Wages and Benefits	46,536	42,303
6.01.02.10	Sales Tax and Landing Fees	8,915	(5,128)
6.01.02.11	Tax Obligation	27,216	(5,017)
6.01.02.12	Provisions	(48,345)	(29,629)
6.01.02.14	Interests Paid	(73,404)	(68,154)
6.01.02.15	Income Tax Paid	(19,606)	(20,558)
6.01.02.16	Provision for profit sharing	(56,727)	(70,000)
6.01.02.17	Insurance	(30,168)	(40,420)
6.01.02.18	Other Liabilities	(7,074)	15,355
6.01.03	Other	(289,307)	(27,985)
6.01.03.01	Net Income (loss) for the Period	(289,307)	(27,985)
6.02	Net Cash Generated by (used in) Investing Activies	(506,773)	(308,115)
6.02.01	Short term Investments	(401,089)	415
6.02.02	Restricted Cash	25,892	(46,464)
6.02.03	Purchase of Property, Plant and Equipment	(118,306)	(220,710)
6.02.04	Intangible Assets	(13,270)	(41,356)
6.03	Net Cash Generated by (used in) Financing Activities	207,917	14,540
6.03.02	Debts	548,458	301,516
6.03.03	Payments of Debts	(290,491)	(220,666)
6.03.04	Capital increase	807	119,529
6.03.05	Dividends Paid	(50,857)	(185,839)
6.04	Exchange Variation on Cash and Cash Equivalents	1,466	(9,292)
6.05	Net Increase (Decrease) in Cash and Cash Equivalents	(312,386)	135,582
6.05.01	Cash and Cash Equivalents at Beginning of the Period	1,955,858	1,382,408
6.05.02	Cash and Cash Equivalents at End of the Period	1,643,472	1,517,990

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Interim Consolidated Financial Statements /  Statement of Changes in Equity – From 01/01/2011 up to 06/30/2011

(In thousands of Reais)

ACCCOUNT CODE	ACCCOUNT DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	ACCUMULATED LOSSES	OTHER COMPREHENSIVE INCOME	TOTAL CONTROLLERS' PARTICIPATION	TOTAL NON CONTROLLERS' PARTICIPATION	TOTAL CONSOLIDATED EQUITY
5.01	Balance as of December 31,2010	2,183,133	92,103	642,860	0	11,073	2,929,169	0	2,929,169
5.02	Error adjustment, net of taxes – note 2.2	0	0	0	(37,462)	0	(37,462)	0	(37,462)
5.03	Restated Balance as of January 1,2011	2,183,133	92,103	642,860	(37,462)	11,073	2,891,707	0	2,891,707
5.04	Shareholders Capital Transactions	807	14,957	0	0	0	15,764	0	15,764
5.04.08	Capital Increase though the exercise of stock options	807	0	0	0	0	807	0	807
5.04.09	Stock Option	0	14,957	0	0	0	14,957	0	14,957
5.05	Total Other Comprehensive Income	0	0	0	(289,307)	(13,515)	(302,822)	0	(302,822)
5.05.02	Other Comprehensive Income	0	0	0	(289,307)	(13,515)	(302,822)	0	(302,822)
5.05.02.06	Net Profit for the Period	0	0	0	(289,307)	(13,515)	(302,822)	0	(302,822)
5.07	Final Balance	2,183,940	107,060	642,860	(326,769)	(2,442)	2,604,649	0	2,604,649

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Interim Consolidated Financial Statements / Statement of Changes in  Equity – From 01/01/2010 up to 06/30/2010

(In thousands of Reais)

ACCCOUNT CODE	ACCCOUNT DESCRIPTION	CAPITAL STOCK	CAPITAL RESERVES, OPTIONS GRANTED AND TREASURE SHARES	INCOME RESERVES	RETAINED LOSSES	OTHER COMPREHENSIVE INCOME	TOTAL CONTROLLERS' PARTICIPATION	TOTAL NON CONTROLLERS' PARTICIPATION	TOTAL CONSOLIDATED EQUITY
5.01	Balance as of December 31, 2009	2,062,272	67,360	596,627	(117,091)	818	2,609,986	0	2,609,986
5.03	Adjustment balance	2,062,272	67,360	596,627	(117,091)	818	2,609,986	0	2,609,986
5.04	Capital Transactions with Stakeholders	119,529	14,377	0	0	0	133,906	0	133,906
5.04.08	Stock Option’s Capital Increase	463	0	0	0	0	463	0	463
5.04.09	Capital Increase on May 05,2010	119,066	0	0	0	0	119,066	0	119,066
5.04.10	Stock Option	0	14,377	0	0	0	14,377	0	14,377
5.05	Total Comprehensive Income	0	0	0	(27,985)	(1,987)	(29,972)	0	(29,972)
5.05.02	Other Comprehensive Income	0	0	0	(27,985)	(1,987)	(29,972)	0	(29,972)
5.05.02.06	Net Loss for the Period	0	0	0	(27,985)	0	(27,985)	0	(27,985)
5.05.02.07	Other Comprehensive Income, Net	0	0	0	0	(1,987)	(1,987)	0	(1,987)
5.07	Final Balance	2,181,801	81,737	596,627	(145,076)	(1,169)	2,713,920	0	2,713,920

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Interim Consolidated Financial Statements / Statement of Value Added

(In thousands of Reais)

		Current Quarter Accumulated	Quarter Previous Year Accumulated
Account Code	Account Description	01/01/2011 up to 06/30/2011 (Restated)	01/01/2010 up to 06/30/2010
7.01	Revenues	3,620,099	3,469,509
7.01.02	Other Revenues	3,624,579	3,474,097
7.01.02.01	Transportation of Passenger, Cargo and Other	3,624,579	3,474,097
7.01.04	Provision/Reversion of Doubtful Accounts	(4,480)	(4,588)
7.02	Acquired from Third Parties	(2,295,864)	(1,937,737)
7.02.02	Materials, Energy, Services from Third Parties and Other	(690,400)	(612,012)
7.02.04	Other	(1,605,464)	(1,325,725)
7.02.04.01	Fuel and Lubricant Suppliers	(1,411,862)	(1,135,490)
7.02.04.02	Aircraft Insurance	(16,769)	(24,562)
7.02.04.03	Commercial and Marketing	(176,833)	(165,673)
7.03	Gross Value Added	1,324,235	1,531,772
7.04	Retentions	(180,824)	(144,131)
7.04.01	Depreciation and Amortization	(180,824)	(144,131)
7.05	Net Value Added Generated	1,143,411	1,387,641
7.06	Value Added Received in Transference	487,465	448,715
7.06.02	Finance Income	487,465	448,715
7.07	Total Value Added to Distribute	1,630,876	1,836,356
7.08	Distribution of Value Added	1,630,876	1,836,356
7.08.01	Employees	744,741	596,008
7.08.02	Taxes	334,389	286,322
7.08.03	Third Parties' Capital Remuneration	841,053	982,011
7.08.03.03	Other	841,053	982,011
7.08.03.03.01	Funders	600,297	695,659
7.08.03.03.02	Lessors	240,756	286,352
7.08.04	Own Capital Remuneration	(289,307)	(27,985)
7.08.04.03	Period Losses	(289,307)	(27,985)

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Message from the CEO

On July 28, 2011, the Company announced a revision of its 2011 guidance due to the maintenance throughout the entire second quarter of a highly competitive scenario in which an excessive increase in Brazilian market supply led to a reduction in fares. Given that fuel costs are expected to remain at high levels and certain costs were higher than expected in 2Q11, the Company is implementing an additional cost reduction plan, focusing on ex-fuel costs.

These measures have already begun and will be fully effective throughout 2012. Once they are all in place, the Company expects to reduce expenses by around R$650 million in the latter year – CASK ex-fuel by 1.10 cents (R$), what will make the unitary cost decrease to 8.50 cents (R$), and overall CASK by 1.25 cents (R$) for 2012. These initiatives are in line with GOL’s determination to keep costs appropriate with its business model while maintaining its commitment to safety and quality.

GOL keeps its financial strategy of high liquidity and an appropriate debt amortization profile, with a low refinancing risk, aiming to ensure sustainable growth. Given the implementation of these measures, the Company expects to generate appropriate returns for its shareholders again in 2012.

The Company values its franchise and strategic position in the Brazilian market and believes its business model to be the most appropriate for economic and social inclusion, breaking the cultural barriers that still exist in Brazilian air transport and exploring a market which, given its low penetration, has enormous growth potential in the coming years.

GOL remains committed to its low-cost, low-fare strategy, and will continue to work in order to maintain its position as the best airline company to fly with, work for and invest in.

Constantino de Oliveira Junior, Founder and CEO of GOL Linhas Aéreas Inteligentes S.A.

Operating Performance

Total System	2Q11	2Q10	Var.%	1Q11	Var.%
ASK - GOL (billion)	11.4	11.1	2.9%	11.9	-4.2%
ASK - Others (billion)	24.4	20.4	19.9%	24.1	1.2%
ASK - Industry (billion)	35.8	31.4	13.9%	36.0	-0.5%
RPK - GOL (billion)	7.6	6.7	13.4%	8.6	-11.9%
RPK - Others (billion)	18.1	13.9	30.5%	17.9	1.0%
RPK - Industry (billion)	25.7	20.5	25.0%	26.5	-3.2%
Load Factor - GOL (%)	66.5%	60.4%	+6.2 pp	72.3%	-5.8 pp
Load Factor - Others (%)	74.2%	68.1%	+6.1 pp	74.4%	-0.2 pp
Load Factor - Industry (%)	71.7%	65.4%	+6.4 pp	73.7%	-2.0 pp
Domestic Market
ASK - GOL (billion)	10.4	10.0	4.2%	10.5	-1.2%
ASK - Others (billion)	17.2	14.2	21.6%	17.1	0.5%
ASK - Industry (billion)	27.7	24.2	14.4%	27.7	-0.1%
RPK - GOL (billion)	7.0	6.1	14.2%	7.8	-10.0%
RPK - Others (billion)	12.2	9.1	34.7%	12.4	-1.2%
RPK - Industry (billion)	19.2	15.2	26.5%	20.1	-4.6%
Load Factor - GOL (%)	67.0%	61.1%	+5.9 pp	73.5%	-6.6 pp
Load Factor - Others (%)	71.0%	64.1%	+6.9 pp	72.3%	-1.3 pp
Load Factor - Industry (%)	69.5%	62.9%	+6.6 pp	72.8%	-3.3 pp
International Market
ASK - GOL (billion)	1.0	1.1	-9.8%	1.3	-27.7%
ASK - Others (billion)	7.2	6.2	15.9%	7.0	3.0%
ASK - Industry (billion)	8,3	7,3	14,2%	8,1	3,0%
RPK - GOL (billion)	0.6	0.6	4.8%	0.8	-29.2%
RPK - Others (billion)	5.9	4.8	22.6%	5.5	5.8%
RPK - Industry (billion)	6.5	5.4	20.7%	6.4	1.3%
Load Factor - GOL (%)	61.6%	53.1%	+8.6 pp	62.9%	-1.3 pp
Load Factor - Others (%)	81.7%	77.3%	+4.4 pp	79.5%	+2.2 pp
Load Factor - Industry (%)	79.4%	73.8%	+5.6 pp	76.9%	+2.5 pp

Data from the Brazilian Civil Aviation Authority (ANAC): adjusted in accordance with the new methodology adopted as of October 2010.

Total System	1S11	1S10	Var.%
ASK - GOL (billion)	23.3	22.2	4.7%
ASK - Others (billion)	48.5	40.7	19.2%
ASK - Industry (billion)	71.8	62.9	14.1%
RPK - GOL (billion)	16.2	14.5	11.4%
RPK - Others (billion)	36.0	28.7	25.6%
RPK - Industry (billion)	52.2	43.2	20.8%
Load Factor - GOL (%)	69.5%	65.3%	+4.2 pp
Load Factor - Others (%)	74.3%	70.5%	+3.8 pp
Load Factor - Industry (%)	72.7%	68.7%	+4.1 pp
Domestic Market
ASK - GOL (billions)	21.0	20.0	4.7%
ASK - Others (billion)	34.4	28.4	21.2%
ASK - Industry (billion)	55.3	48.4	14.4%
RPK - GOL (billions)	14.7	13.2	11.4%
RPK - Others (billion)	24.6	19.2	28.4%
RPK - Industry (billion)	39.4	32.4	21.5%
Load Factor - GOL (%)	70.3%	66.0%	+4.3 pp
Load Factor - Outros (%)	71.6%	67.6%	+4.0 pp
Load Factor - Industry (%)	71.1%	67.0%	+4.2 pp
International Market
ASK - GOL (billion)	2.3	2.2	4.5%
ASK - Others (billion)	14.2	12.3	14.7%
ASK - Industry (billion)	16.5	14.5	13.2%
RPK - GOL (billions)	1.4	1.3	11.1%
RPK - Others (billion)	11.4	9.5	20.0%
RPK - Industry (billion)	12.8	10.8	19.0%
Load Factor - GOL (%)	62.4%	58.7%	+3.7 pp
Load Factor - Others (%)	80.6%	77.1%	+3.6 pp
Load Factor - Industry (%)	78.1%	74.3%	+3.8 pp

Advanced Comparative Data  – ANAC

In October 2010, ANAC altered its method for calculating monthly traffic information (Official Letter no. 11/2010/GEAC/SRE/ANAC) and republished the data for the periods subsequent to January 2009. All the 2010 operational data reflect the new methodology, and may not be entirely comparable to the figures disclosed at that time. According to ANAC, the changes were designed to align the data with the concepts adopted by the International Civil Aviation Organization (ICAO). The alteration was necessary because Brazil has joined the ICAO’s statistical program and supplies the latter’s database with several industry data. The changes in the methodology refer to the calculation of ASK (seat supply) and the classification of domestic legs of international flights, which are now considered to be part of the domestic market. ANAC announced that it will republish the 2008 information at a later date.

Supply

The Company adopted a prudent strategy towards adding capacity in the quarter. As a result, GOL’s domestic-market supply grew by 4.2% year-on-year, versus 21.6% for the other airlines (“others” in the tables above).

Supply on GOL’s total route network increased by 2.9%, due to: (i) the 2.8% increase in the average fleet utilization rate (from 12.7 block hours/day in 2Q10 to 13.0 block hours/day in 2Q11); (ii) the strategy of maximizing aircraft occupation, which pushed up the load factor by 6.2 p.p.; and (iii) GOL’s higher number of destinations between the periods (Montes Claros, Bridgetown and Aeroparque Jorge Newbery in Argentina). This upturn in supply was partially offset by: (a) the 1.0% reduction in the average stage length (893km, versus 902km in 2Q10); (b) the discontinuation of international charter flights and the return of three B767s; and (c) the discontinuation of flights to Bogota, Colombia.

Maintaining its prudent approach to adding capacity (in available seat-kilometers, or ASK), in 1H11 supply on GOL’s domestic route network increased by only 4.7% year-on-year, versus 21.2% for the other airlines, leading to a 7.1% year-on-year decline in GOL’s yields, lower than that of the industry as a whole.

Demand - Domestic Market

Industry demand increased by 26.5% over 2Q10, chiefly due to the 14.4% increase in domestic-market seat supply, which led to lower yields and pushed up domestic passenger traffic in a quarter with a seasonally smaller share of leisure passengers. In 1H11, industry demand  grew by 21.5% due to the fierce competition generated by the substantial upturn in supply, as in the quarterly comparison.

GOL’s demand increased by 14.2% over 2Q10, mainly due to: (i) increased competition in the domestic market, leading to a 13.8% decline in yields; and (ii) an upturn in  domestic traffic due to the rerouting of international traffic to the national market caused by the restrictions on operations in the Southern Cone in June.

In comparison with 1Q11, demand fell by 10.0% due to first-quarter seasonality (school vacations and holidays), as well as the smaller number of domestic charter flights operated by the Company.

Demand – International Market

Industry demand grew by 20.7% year-on-year, chiefly due to Brazil’s economic stability and the continuous appreciation of the Real against the Dollar, which fell by 11.0% in the period, encouraging the expansion of international passenger traffic. In 1H11 international demand increased by 19.0% for the same reasons.

Demand on GOL's international route network grew by 4.8% over 2Q10, chiefly due to: (i) the larger number of international destinations (Barbados and Aeroparque/Buenos Aires); and (ii) joint operations with travel agencies to sell blocks of aircraft seats in order to attract more leisure travelers. The increase was partially offset by the operational restrictions caused by the Chilean volcano Puyehue in the entire Southern Cone region, the decision to discontinue international charter flights and the return of three B767s in the quarter.

In comparison with 1Q11, demand dropped by 29.2% due to: (i) first-quarter seasonality; (ii) the operational restrictions in the Southern Cone in June; (iii) the termination of charter flights in 2Q11; and (iv) the return of three B767s. International market performance was positively impacted by the increase in leisure passengers due to the 4.3% appreciation of the Real against the Dollar.

Load Factor and Yields

As a result of the factors described above, the load factor on GOL’s route network reached 66.5% in 2Q11, 6.2 p.p. up on the 60.4% reported in 2Q10 and 5.8 p.p. down on the 72.3% posted in 1Q11.

In the first half, the Company recorded a load factor of 69.5% in its total network, 4.2 p.p. higher than in 1H10. GOL’s total demand moved up by 11.4%, while supply grew by 4.7%. Consequently, the Company was able to make more efficient use of its fleet, both in term of increased productivity (13.2 block-hours per day, versus 12.8 block-hours in 1H10) and a higher occupation rate.

Yields fell by 13.8% over 2Q10, chiefly due to the 14.4% upturn in the industry’s domestic supply (21.6% excluding GOL). In comparison with 1Q11, yields recorded an 8.2% decline, also due to the tighter competition in the domestic market, exemplified by the 0.5% increase in supply excluding GOL in a quarter seasonally weaker than the first three months.

Operating Data	2Q11	2Q10(*)	Var.%	1Q11(*)	Var.%
Revenue Passengers (000)	8,224	7,248	13.5%	8,595	-4.3%
Revenue Passengers Kilometers (RPK) (mm)	7,571	6,675	13.4%	8,591	-11.9%
Available Seat Kilometers (ASK) (mm)	11,380	11,060	2.9%	11,875	-4.2%
Load Factor	66.5%	60.4%	+6.2 pp	72.3%	-5.8 pp
Break-Even Load Factor (BELF	78.0%	58.2%	+19.9 pp	65.0%	+13.1 pp
Aircraft Utilization (Block Hours.Day)	13.0	12.7	2.8%	13.3	-2.3%
Average Fare (R$)	167.6	194.6	-13.9%	198.2	-15.4%
Yield per Passenger Kilometer Net(R$ cents)	18.21	21.13	-13.8%	19.83	-8.2%
Passenger Revenue per ASK (PRASK) (R$ cents)	12.11	12.75	-5.0%	14.35	-15.6%
Operating Rev. per ASK Net (RASK) (R$ cents)	13.76	14.38	-4.3%	15.96	-13.8%
Operating Cost per ASK (CASK) (R$ cents)	16.14	13.87	16.4%	14.34	12.6%
Operating Cost, Ex- Fuel, per ASK (R$ cents)	9.72	8.70	11.8%	8.70	11.7%
Departures	74,608	72,970	2.2%	75,614	-1.3%
Average Stage Lenght (km)	893	902	-1.0%	930	-4.0%
Average Number of Operating Aircraft	109.0	108.7	0.3%	111.0	-1.8%
Fuel Consumption (mm liters)	358	351	2.0%	382	-6.1%
Full-Time Equivalent Employees at Period End	18,691	18,686	0.0%	18,706	-0.1%
Average Exchange Rate (1)	1.60	1.79	-11.0%	1.67	-4.3%
End of Period Exchange Rate (1)	1.56	1.80	-13.3%	1.63	-4.2%
Inflation (IGP-M) (2)	3.1%	2.8%	+0.3 pp	2.4%	+0.7 pp
Inflation (IPCA) (3)	3.9%	3.1%	+0.8 pp	2.4%	+1.4 pp
WTI (avg. per barrel, US$) (4)	102.34	77.88	31.4%	94.60	8.2%
Gulf Coast Jet Fuel Cost (avg. per liter, US$)(4)	0.83	0.56	46.9%	0.75	10.2%

Sources:	(1) Brazilian Central Bank (2) FGV (3) IBGE (4) Bloomberg

(*) 2Q10 operational data were recalculated due to the change in the methodology for calculating air traffic statistics introduced by Anac’s 2010 DCA Manual (Official Letter no. 11/2010/GEAC/SRE/ANAC), published and effective as of October 2011; (**)2Q10 load factor corrected according to the average number of operational aircraft in the period. * Few calculations of variations on the report may not match due to rounding.

Fleet and Fleet Plan

The Company closed 2Q11 with a standardized operational fleet of 115  B737-700 and 800 NG  aircraft, with an average age of 6.9 years and a total fleet of 121 aircraft. Three B767-300 aircraft were returned during the quarter.

Operating Fleet	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
Regular Flights
B737-300	141	-	-	-	-	-
B737-700 NG	144	43	42	1	40	3
B737-800 NG	177	17	17	-	15	2
B737-800 NG SFP	187	55	52	3	56	(1)
Subtotal	18,887	115	111	4	111	4
Charters	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
B767-300 ER	218	-	4	(4)	4	(4)
Sub Total (2)	19,759	115	115	-	115	-
Non Operating Fleet	Seats (1)	2Q11	2Q10	Var.%	1Q11	Var.%
B737-300 (3)	141	-	5	(5)	3	(3)
B737-700 NG	144	-	-	-	2	(2)
B737-800 NG	177	-	-	-	3	(3)
B737-800 NG SFP	187	3	-	3	-	3
B767-300 ER (3)	218	3	2	1	2	1
Sub Total(4)	1,501	6	7	(1)	10	(4)
Total	21,437	121	122	(1)	125	(1)

(1) Total number of seats in 2Q11.
(2) Includes regular route network aircraft (B737s) and charter flight aircraft (B767s).
(3) Three B767s were returned in 2Q11 and are no longer part of the Company’s 2011 total fleet. The other B767s are not in the operational fleet.
(4) Three B737-800 NG SFP aircraft are currently subleased to an European airline.

The Company leases its entire fleet through a combination of financial and operational leases. Out of the total of 121 aircraft, 80 were under operational leasing and 41 under financial leases. GOL also has purchase options on 35 aircraft when their leasing contracts terminate.

Operating Fleet Plan	2011	2012	2013	2014	2015
B737-700 NG	40	40	40	40	40
B737-800 NG*	75	79	81	85	91
Total	115	119	121	125	131

* inclui aeronaves SFP (Short Field Performance)

Aircraft Payments Forecast (R$MM)	2011	2012	2013	2014	2015	>2015	Total
Pre-Delivered Deposits	164.8	392.9	468.0	434.1	352.8	65.4	1,878.0
Aircraft Acquisition Commitments	885.1	377.3	2,060.0	3,304.6	2,878.4	6,574.8	16,080.2
Total	1,049.9	770.2	2,528.0	3,738.7	3,231.2	6,640.2	17,958.2

*Price List

Capex

GOL invested R$100.0mm in 2Q11, 63% of which in the acquisition of aircraft to be delivered between 2011 and 2013 (pre-delivery deposits); 24% in the purchase of parts; and around 14% in IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the  Wheel and Brake Workshop). Capex in 2011 is estimated at around R$500mm to R$550mm.

Ownership Breakdown

	ON	%	PN	%	Total	%
Investment Fund in Volluto Participations	137,032,718	100.0	35,963,279	27.0	172,995,997	64.0
Board	16	-	2,004,542	1.5	2,004,558	0.7
Treasury Stocks	-	-	454,425	0.3	454,425	0.2
Free-Float	-	-	94,931,886	71.2	94,931,886	35.1
Total	137,032,734	100.0	133,354,132	100.0	270,386,866	100.0

Summary: 2011 Guidance

GOL has revised its 2011 guidance given the current domestic competitive scenario, continuing high fuel costs and higher-than-expected expenses.

2011 Guidance	Previous Scenario		Scenario
	Worst	Best	Worst	Best
Brazilian GDP Growth	4.0%	5.0%	4.0%	5.0%
Domestic Demand Growth (%RPKs)	10.0%	15.0%	12.0%	18.0%
Passengers Tranported (MM)	34	36	34	36
GOL Capacity (ASKs billion)	48.0	50.0	48.0	50.0
Fleet (end of period)	115	115	115	115
Yield (R$ cents)	19.5	21.0	18.5	19.8
GOL Demand (RPKs billion)	33.0	35.0	34.0	36.0
Departures (000)	315	340	315	340
CASK Ex-fuel (R$ cents)	8.7	8.3	9.4	9.0
Fuel Liters Consumed (billion)	1.55	1.65	1.55	1.65
Fuel Price (R$.liter)	2.10	2.00	2.10	2.00
Average WTI (US$.barrel)	115	100	115	100
Average Exchange Rate (R$.US$)	1.68	1.58	1.65	1.55
Operating Margin (EBIT)	6.5%	10.0%	1.0%	4.0%

Contact	About GOL Linhas Aéreas Inteligentes S.A.

Investor Relations

Leonardo Pereira
Edmar Lopes
Raquel Kim
Gustavo Mendes

Phone: (11) 2128-4700

E-mail: ri@golnaweb.com.br

Website: www.voegol.com.br/ri

Corporate Communications
Phone: (11) 2128-4413
E-mail: comcorp@golnaweb.com.br

Media Relations

Edelman (USA and Europe):

Meaghan Smith and Robby Corrado

Phone: 1 (212) 704-8196 / 704-4484

E-mail: meaghan.smith@edelman.com

or robby.corrado@edelman.com

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 940 daily flights to 63 destinations in Brazil and 13 in South America and the Caribbean under the GOL and VARIG brands. It operates a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. It also offers its clients a further 12 Brazilian destinations through agreements with local regional airlines. In addition, the SMILES loyalty program, the biggest in Brazil, allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to more than 1800 cities in Brazil and eight abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to GOL’s growth prospects. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward-looking statements depend substantially on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

1.   Corporate information

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GLAI”) is a public-listed company incorporated in accordance with Brazilian Corporate Laws, organized on March 12, 2004. The objective of the Company is through its operating wholly-owned subsidiary VRG Linhas Aéreas S.A. (“VRG”) to exploit (i) regular and non-regular air transportation services of passengers, cargo and mail bags, domestically or internationally, according to the concessions granted by the competent authorities; (ii) complementary activities of chartering air transportation of passengers.

GLAI is the direct parent company of the wholly-owned subsidiaries GAC Inc (“GAC”), Gol Finance (“Finance”) and indirect parent company of SKY Finance II (“SKY II”).

GAC was established on March 23, 2006, according to the laws of Cayman Islands, and its activities are related to the aircraft acquisition for its single shareholder GLAI, which provides a finance support for its operational activities and settlement of obligations. GAC is the parent company of SKY Finance and SKY II, established on August 28, 2007 and November 30, 2009, respectively, both located in Cayman Islands, which activities are related to obtaining funds to finance aircraft acquisition. Sky Finance and Sky II was closed in 2010, after the payment of all funds raised by the company, considering that both was created with the specific objective of obtaining such funds.

Finance was established on March 16, 2006, according to the laws the Cayman Islands, and its activities are related to obtaining funds for aircraft acquisition.

On April 9, 2007, the Company acquired VRG, a low-cost and low-fare airline company, which operates domestic and international flights with GOL and VARIG brands, providing regular and non-regular air transportation services among the main  destinations in Brazil, South America and the Caribbean.

The Company’s shares are traded in the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (BM&FBOVESPA). The Company has entered into an Agreement for Adoption of Level 2 Differentiated Corporate Governance Practices with BM&FBOVESPA, and integrates the indices of Shares with Differentiated Corporate Governance – IGC and Shares with Differentiated Tag Along – ITAG, created to identify companies committed to the adoption of differentiated corporate governance practices.

2.   Basis of preparation and summary of significant accounting policies

The authorization for issue of this interim consolidated financial statements occurred in the Board of Directors’ meeting on March 26, 2012. The registered office is located at Rua Tamoios, 246, Jd. Aeroporto, São Paulo, Brazil.

2.1 Basis of preparation

The quarterly interim consolidated financial statements were prepared for the period ended on June 30,2011 in accordance with International Accounting Standards (IAS) no. 34, related to consolidated interim financial statements, as issued by the International Accounting Standards Board (IASB) and technical pronouncement CPC 21 – Demonstração Intermediária (Interim Financial Reporting).

IAS 34 requires the use of certain accounting estimates by the Company Management. The interim consolidated financial statements were prepared based on historical cost, except for certain financial assets and liabilities, which are measured at fair value.

These interim consolidated financial statements do not include all the information and disclosure items required in the consolidated annual financial statements. Therefore, they must be read together with the consolidated financial statements referring the year ended December 31, 2010, and filed on February 22, 2011, which were prepared according to International Financial Reporting Standards – IFRS. There was no changes in accounting policies adopted on December 31,2010.

Some items of the Balance Sheet for the year ended December 31, 2010, presented for comparative purposes, were reclassified for adequacy and consistency with the period ended June 30, 2011.

2.2 Restatement by correction of error

In April of 2011, the Company concluded the implementation of the new revenue recognition module (ARACS) to complement the current reservations system - New Skies. In connection with this implementation, the Company has identified a difference at the deferred revenue balance in relation to the historical amounts recognized in the financial statements.  The total quantified error, which was initially recognized in the profit or loss of the first quarter of 2011 as a reduction of revenue, amounted to R$56,760 (R$37,462 net of taxes), and was associated with the recognition of interline revenues.

The Company interline ticket sales represent sales from the Company to other airline entities under interline agreements. In accordance with these agreements an airline entity can use the Company´s reservation system to book domestic flights in Brazil by paying a predetermined contractual price.  Before implementing the new system, interline deferred revenue was recognized in accordance with the contractual price.  However, the recognition of passenger´s revenue was based on the spot ticket price.  Consequently, the difference could represent either an overstatement or an understatement of revenues, depending on the difference between the contractual interline price and the spot price.

In 2008 the Company initiated the interline transactions and since then the volume of these transactions have been increasing year after year. However, due to certain system limitations of the reservation system related to the inability to reprocess historical data, the Company is unable to allocate this error to the periods which they have occurred, which are the years ended December 31, 2008, 2009 and 2010 and the first quarter of 2011. After the first quarter of 2011 this system deficiency has been remediated with the conclusion of the new revenue recognition system implementation.

After further considerations, the Company has concluded that the most appropriate way to reflect this adjustment was in the opening balance of the retained earnings as of January 1st, 2011, pursuant to paragraph 44 of CVM Deliberation 592/09 “Políticas Contábeis, Mudança de Estimativa e Retificação de Erro” and  IAS 8, "Accounting Policies, Changes in Accounting Estimates and Errors”.

The impacts of this adjustment to the quarterly financial statements are as follows:

	Previous reported	Restated	Previous reported	Restated
	6 months ended on 06/30/2011		3 months ended on 03/31/2011
Passenger revenues	3,025,673	3,082,433	1,647,088	1,703,848
Current Income Tax and Social Contribution expenses	(308)	(19,606)	(4,102)	(23,400)
Net revenue (loss) of the period	(326,769)	(289,307)	31,934	69,396
Earnings (losses) per share basic	(1.20)	(1.07)	0.12	0.26
Earnings (losses) per share diluted	(1.20)	(1.07)	0.12	0.26

3.   Seasonality

The Company expects that the revenues and profits from its flights reach the highest levels during the summer and winter vacation periods, in January and July, respectively, and during the last two weeks of December, during the season holidays. By considering of the high portion of fixed costs, this seasonality tends to cause variations in our operational income from quarter to quarter.

4.   Cash and cash equivalents

	06/30/11	12/31/10

Cash and bank deposits	146,650	194,493
Cash equivalents	1,496,822	1,761,365
	1,643,472	1,955,858

On June 30, 2011, cash equivalents refers substantially to investment funds, government bonds and bank deposit certificates, bearing interest rates of 98.5% to 103.5% of Certificado de Depósito Interbancário (CDI).

The breakdown of cash equivalents balance is presented below:

	06/30/11	12/31/10

Bank deposit certificates	206,227	678,253
Government bonds	264,091	245,186
Investment funds	1,026,504	837,926
	1,496,822	1,761,365

These financial investments provide high liquidity and are promptly converted into known cash amount, and are subject to insignificant risk of value change.

5.   Restricted cash

On June 30,2011, restricted cash is represented by a guarantee deposits linked to loans from the Banco Nacional de Desenvolvimento Econômico e Social (BNDES) which were applied in DI funds and paid the average rate of 98.5% of CDI.

On April 2011, the Company redeemed CDB (Bank deposit certificates) with Santander Bank in amount of R$25.000, which were the guarantee of Banco de Desenvolvimento de Minas Gerais (BDMG), replaced by chattel mortgage of aircraft’s equipment.

On June 30, 2011, the restricted cash recorded in non-current assets corresponded to R$8,608 (R$34,500 on December 31, 2010).

6.   Short term investments

	06/30/11	12/31/10
Private Bonds (CDB)	284,415	-
Government bonds	118,560	-
Foreign bank deposits	20,720	19,790
Investment Funds (FIDC)	-	2,816
	423,695	22,606

Short term	313,431	22,606
Long term	110,264	-
	423,695	22,606

On June 30, 2011, the balance of short term investments is mainly form by government bonds and private bonds (CDB – Certificado de depósitos bancários – Certificate of bank deposits) with maturity date until January 2015, bearing interest at 100.0% of CDI.

7.   Trade and other receivables

	06/30/11	12/31/10
Local currency:
Credit card administrators	48,075	90,612
Travel agencies	188,329	149,393
Installments sales	45,085	48,564
Cargo agencies	23,346	20,582
Airline partners companies	15,528	16,608
Other	15,716	27,491
	336,079	353,250
Foreign currency:
Credit card administrators	5,919	5,855
Travel agencies	3,544	3,935
Cargo agencies	152	141
	9,615	9,931
	345,694	363,181

Allowance for doubtful accounts	(64,607)	(60,127)
	281,087	303,054

Changes in the allowance for doubtful accounts for six months period ended June 30,2011 are as follows:

	06/30/11	06/30/10
Balance at the beginning of the period	(60,127)	(52,399)
Additions	(14,252)	(14,542)
Irrecoverable amounts	1,181	3,750
Recoveries	8,591	6,204
Balance at the end of the period	(64,607)	(56,987)

The aging analysis of accounts receivable is as follows:

	06/30/11	12/31/10
Falling due	235,183	270,286
Overdue until 30 days	15,492	19,091
Overdue 31 to 60 days	3,254	4,128
Overdue 61 to 90 days	3,123	5,533
Overdue 91 to 180 days	21,791	8,041
Overdue 181 to 360 days	13,488	7,052
Overdue above 360 days	53,363	49,050
	345,694	363,181

The average receivable period of installment sales is seven months and monthly interests based on 5.99% is charged over the receivable balance, which is recognized as finance income when received. The average term for receipt of other accounts receivable is 45 days.

On June 30, 2011, accounts receivable from travel agencies amounting to R$16,000 (R$24,300 on December 31, 2010) are related to loan agreements guarantees.

8.   Inventories

	06/30/11	12/31/10

Consumables	18,584	16,702
Parts and maintenance materials	114,349	117,740
Advances to suppliers	12,010	43,725
Imports in progress	1,907	1,885
Others	11,919	7,942
Provision for obsolescence	(17,023)	(17,004)
	141,746	170,990

Changes in the allowance for inventory obsolescence is as follows:

	06/30/11	12/31/10
Balance at the beginning of the year	(17,004)	(8,602)
Additions	(33,804)	(44,426)
Write-offs	33,785	36,024
Balance at the end of the year	(17,023)	(17,004)

9.    Deferred and recoverable taxes

	06/30/11	12/31/10
Recoverable taxes:
Current assets
ICMS (1)	9,846	7,039
Prepaid IRPJ and CSSL (2)	69,300	35,186
IRRF (3)	5,830	8,548
Withholding tax of public institutions	20,534	17,334
Value-added taxes – IVA (4)	4,063	3,512
Income tax on imports	-	15,805
Other	8,071	719
Total recoverable taxes - current	117,644	88,143

Deferred taxes:
Non-current assets
Tax losses carryforward	334,162	340,055
Negative basis of social contribution	120,299	122,420
Temporary differences:
Mileage program	83,816	70,603
Allowance for doubtful accounts	192,263	190,664
Provision for tax, labor, and civil provision	56,854	44,556
Return of aircraft	1,417	11,318
Others	42,211	37,929
Total deferred tax - non-current assets	831,022	817,545

Non-current liabilities
Brands	21,457	21,457
Flight rights	190,686	190,686
Maintenance deposits	124,774	155,266
Engine and rotable depreciation	128,214	115,098
Reversal goodwill amortization	63,830	51,064
Aircraft leasing operations	126,806	94,950
Others	14,509	13,664
Total deferred tax - non-current liabilities	670,276	642,185

(1) ICMS: State tax on sales of goods and services.

(2) IRPJ: Brazilian federal income tax on taxable net profits.

     CSLL: social contribution on taxable net profits, created to finance social programs and funds.

(3) IRRF: withholding of income tax applicable on certain domestic operations, such as payment of fees for some service providers, payment of salaries and financial income resulting from bank investments.

(4) IVA: Value-added tax for sales of goods and services abroad.

The Company and its subsidiary have tax losses carry forward and negative bases of social contribution in the determination of the taxable profits, to be compensated with 30% of the annual taxable profits, without an expiration date, in the amounts following:

	Parent Company (GLAI)		Subsidiary (VRG)
	06/30/11	12/31/10	06/30/11	12/31/10
Accumulated income tax losses carryforward	262,225	264,920	1,524,108	1,299,555
Negative basis of social contribution	262,225	264,920	1,524,108	1,299,555

The credits resulting from tax losses carry forward and negative basis of social contribution were recorded based on the firm expectation for generation of future taxable profits of the Company and its subsidiaries, in accordance with the legal limitations.

The projections of future taxable profits for utilization to compensate tax losses carry forward and negative basis of social contribution, are technically prepared and supported based on their business plans which are approved by the Board of Directors, indicate the existence of sufficient taxable profit for the realization of the deferred tax assets recognized.

The Company through its parent company GLAI has a total tax credit amount of  R$607,353. However, the Company and subsidiary recognized an allowance for loss of R$152,892  for the credits that with no perspective of realization in an immediate future. The management considers that would be recognized on December 31, 2011, when the company’s business plan will be revised.

The Management considers that the deferred tax assets arinsing from temporary differences will be realized proportionally to the realization of provisions and final out came of future events.

The reconciliation between income tax and social contribution, calculated by the application of the statutory tax rate combined with values reflected in the net income, is demonstrated below:

		Three months period		Six months period ended
	30/06/11	06/30/11	06/30/10	06/30/11	06/30/10
loss before Income Taxes - restated		(357,840)	(55,934)	(248,376)	1,746
Combined tax rate		34%	34%	34%	34%
Income tax at combined tax rate		121,666	19,018	84,448	(594)
Adjustments for calculating the effective tax rate:
Non-deductible income from subsidiaries		(6,768)	(4,570)	(15,316)	(8,815)
Nondeductible expenses (nontaxable income) of subsidiaries		(11,595)	(4,519)	(9,497)	(4,265)
Nondeductible expenses (nontaxable income)		326	(735)	357	(83)
Income tax on permanent differences		(2,194)	(929)	(24,492)	(2,682)
Exchange variation on investments abroad		10,096	(4,928)	16,665	(13,982)
Use of tax credits in the repayment of Law 11,941		(8,013)	-	(8,013)	-
Benefit not recognized under tax losses carry forward and negative bases of social contribution		(104,381)	690	(85,083)	690
Income tax and social contribution expenses		(863)	4,027	(40,931)	(29,731)

Current income tax and social contribution		3,794	11,882	(19,606)	(20,558)
Deferred income tax and social contribution		(4,657)	(7,855)	(21,325)	(9,173)
		(863)	4,027	(40,931)	(29,731)

10. Prepaid expenses

	06/30/11	12/31/10
Deferred losses from sale-leaseback transactions (a)	58,888	63,574
Prepayments of hedge awards	31,536	23,334
Prepayments of leasing	23,573	33,322
Prepayments of insurance	10,009	27,860
Prepayments of commissions	8,804	16,628
Others	5,432	5,665
	138,242	170,383

Current	88,727	116,182
Non-current	49,515	54,201

(a)  During the accounting years of 2007, 2008 and 2009, the Company registered losses with sale-leaseback transactions performed by its subsidiary GAC Inc. for 9 aircrafts in the amount of R$89,337. These losses are being deferred and amortized proportionally to the payments of the respective leasing contracts during the contractual term of 120 months. Further information related to the sale-leaseback transactions are described in Note 25b.

11. Deposits

Maintenance deposits

Under certain existing lease agreements, maintenance deposits are paid to aircraft and engine lessors that are to be applied to future aircraft maintenance. The maintenance deposits paid under lease agreements exempt neither the obligation to maintain the aircraft nor the cost risk associated with the maintenance activities of the aircraft lessor. The Company maintains the right to select any third-part maintenance provider or to perform such services in-house.

These deposits are calculated based on a performance measure, such as flight hours or cycles, and are available for reimbursement to the Company upon the completion of the maintenance of the lease aircraft.  Therefore, these amounts are recorded as a deposit on the balance sheet and maintenance cost is recognized when the underlying maintenance is performed, in accordance with an accounting maintenance policy. Certain lease agreements provide that the excess deposits are not refundable to the Company. Such excess could occur if the amounts ultimately expended for the maintenance events were less than the amounts deposited. Any excess amounts held by lessor or retained by the lessor upon the expiration of the lease, which are not expected to be significant, would be recognized as additional aircraft rental expense.

On June 30, 2011, the Company changed the classification of maintenance deposits from non-monetary to monetary asset, as the transactions of these assets, since 2011 occurred substantially through receipts of financial funds, according to the renegotiations conducted with the lessors, recognized in the period of six month ended June 30, 2011 the amount of R$ 76,548 as exchange variation expense.

Based on regular analysis of deposit recoveries, Management believes that the values disclosed in the consolidated balance are recoverable, and there are no indicators of  impairment of maintenance deposits, which balances on June 30, 2011 are classified in non-current assets and amount to R$366,981 (R$456,666 on December 31, 2010).

Additionally, the Company holds contracts with some lessors to replace deposits by letters of credit, to enable the utilization of deposits to cover other disbursements related to leasing contracts. Many of the aircraft leasing contracts do not require maintenance deposits.

Deposits in guarantee for leasing contracts

As required by the leasing contracts, the Company makes guarantee deposits on behalf of the leasing companies, the refund of which occurs upon the contract expiration date. On June 30, 2011, the balance of guarantee deposits for leasing contracts, classified in non-current assets, is R$87,447 (R$127,963 on December 31, 2010).

Judicial deposits

Judicial deposits substantially represent guarantees of related to tax claims, labor, or civil  under judgment until such deposits will continue the resolution of conflicts related to them. The balances of judicial deposits on June 30, 2011, recorded in non-current assets totaled R$157,007  (R$130,748  on December 31, 2010).

12. Transactions with related parties

Graphic, consulting and transportation services

The subsidiary VRG holds contract with the related part Breda Transportes e Serviços S.A. for passenger and luggage transportation services between airports, and transportation of employees, which expired annually on November, 16 and can be renewed at every 12 months by additional equal periods by signing an amendment instrument signed by the parties, with annual correction based on the General Market Price Index (IGP-M) variation.

The Subsidiary VRG also holds contracts with related parties Expresso União Ltda. and Serviços Gráficos Ltda. for, transportation of employees and graphic services, respectively, with 12-month maturity terms without financial charges.

The Subsidiary VRG also holds contracts to use Gollog  franchising through related part União Transporte de Encomendas e Comércio de Veículos Ltda., with 60-month maturity terms.

The Subsidiary VRG also hold a contract with related party Vaud Participações S.A. for providing administration services and executive management, with maturity terms of two years since October 2010.

During the period ended on June 30, 2011, VRG recognized total expense related to these services amounting to R$5,087 (R$5,418 for the six-month period ended on June 30, 2010). All the entities previously mentioned belong to the same business group.

Operational lease

VRG is the lessee of the property located at Rua Tamoios, 246, São Paulo – SP, owned by Patrimony Administradora de Bens, controlled by Comporte Participações S.A., company owned by the same shareholder of the Company, which contract expires annually on April 4, can be renewed at every 12 months by additional equal periods and includes clause of annual readjustment based on General Market Price Index (IGP-M) variation. During the six months period ended on June 30, 2011, VRG recognized total expense related to this rental amounting to R$317 (R$215 for the six months period ended on June 30, 2010).

Commercial Agreement with Unidas Rent a Car

In May 2009, VRG signed a commercial agreement with Unidas Rent a Car, a Brazilian car rental company, which provides a 50% discount to Unidas’  customers in the daily rental rates when they buy air travel tickets on flights operated by the subsidiary VRG in its website. The chairman of the Board of Directors of the Company, Álvaro de Souza, was member of the board of directors of Unidas Rent a Car until June 20, 2011.

Accounts payable – current liabilities

On June 30, 2011, balances payable to related companies amounting to R$808 (R$878 on June 30, 2010) are included in the suppliers' balances and substantially refers to the payment to Breda Transportes e Serviços S.A. for passenger transportation services.

Payments of key management personnel

	Three months period		Six months period ended
	06/30/11	06/30/10	06/30/11	06/30/10
Salaries and benefits	3,341	3,355	7,256	6,135
Social charges	1,250	2,895	2,687	3,856
Share-based payments	4,573	10,950	9,146	14,377
Total	9,164	17,200	19,089	24,368

On June 30, 2011, the Company did not offer post-employment benefits, and there are no benefits for breach of employment agreements or other long-term benefits for Management or other employees.

Share-based payments

The Company’s Board of Directors within the scope of its functions and in conformity with the Company’s Stock Option Plan, approved the grant of a stock option for key senior executive officers and employees. For the grants until 2009,  the options vest at a rate of 20% per year, and can be exercised up to 10 years after the grant date.

Due to changes in Stock Option Plan of the Company's shares, approved the Ordinary Shareholders Meeting held on April 30, 2010, for the 2010 grants, the options become exercisable in respect of 20% as from the first year, an additional 30% as from the second and remaining 50% as from the third year. The options under this Plan of 2010 also may be exercised within 10 years after the grant date.

The fair value of stock options was estimated at the grant date using option-pricing model of Black-Scholes.

The Board of Directors meetings date and the assumptions utilized to estimate the fair value of the stock purchase options using the Black-Scholes option pricing model are demonstrated below:

	Stock option plans
	2005	2006	2007	2008	2009 (a)	2010 (b)	2011
Board of Directors meeting date	December 9, 2004	January 2, 2006	December 31, 2006	December 20, 2007	February 4, 2009	February 2, 2010	December 20, 2010
Total of options granted	87,418	99,816	113,379	190,296	1,142,473	2,774,640	2,722,444
Option exercisable price	33.06	47.30	65.85	45.46	10.52	20.65	27.83
Fair value of the option on the grant date	29.22	51.68	46.61	29.27	8.53	16.81	16,01 (c)
Estimated volatility of the share price	32.52%	39.87%	46.54%	40.95%	76.91%	77.95%	44.55%
Expected dividend	0.84%	0.93%	0.98%	0.86%	-	2.73%	0.47%
Risk-free return rate	17.23%	18.00%	13.19%	11.18%	12.66%	8.65%	10.25%
Option duration (years)	10	10	10	10	10	10	10

(a) In April 2010 additional options were granted, totaling 216,673 in addition to those approved by the 2009 plan.

(b) In April 2010 additional options were approved totaling 101,894, referring to the 2010 plan.

(c) The calculated fair value for 2011 plan  was 16.92, 16.11 and 15.17 for respective vesting  periods (2011, 2012 e 2013).

Changes in the stock options as of June 30,2011 are shown as follows:

	Stock options	Average weighted purchase price
Options in circulation as of December 31, 2010	3,476,684	20.56
Granted	2,722,444	16.07
Exercised	(46,698)	15.40
Adjust on lost rights estimative	(970,571)	21.25
Options in circulation as of June 30, 2011	5,181,859	24.30

Number of options exercisable as of December 31, 2010	955,975	22.88
Number of options exercisable as of June 30, 2011	1,365,042	23.84

The interval of the exercise prices and the average maturity of the outstanding options, as well as the intervals of the exercise prices for the exercisable options as of June 30, 2011, are summarized below:

Options in circulation				Options exercisable
Exercise price intervals	Options in circulation as of Jun/2011	Remaining weighted average maturity (years)	Weighted average exercise price	Options exercisable as of Jun/2011	Weighted average exercise price
33.06	31,222	4	33.06	31,222	33.06
47.30	37,960	5	47.30	37,960	47.30
65.85	39,299	6	65.85	35,369	65.85
45.46	90,926	7	45.46	63,648	45.46
10.52	386,480	8	10.52	193,240	10.52
20.65	2,176,023	9	20.65	761,608	20.65
27.83	2,419,949	10	27.83	241,995	27.83
10.52-65.85	5,181,859	9.28	24.30	1,365,042	23.84

For the six months period ended on June 30,2011, the Company registered on the equity an result with stock options in the amount of R$14,957 (R$14,377 for the six months period ended on June 30,2010), being the expense presented in the consolidated statements of operations as labor expenses.

13.     Earnings or losses per share

Although, there are differences in voting rights and liquidation preferences, the Company’s preferred shares are not entitled to receive any fixed dividends. Rather, the preferred shareholders have identical rights to earnings and are entitled to receive dividends per share in the same amount of the dividends per share paid to holders of the common shares. Therefore, the Company understands that, substantially, there is no difference between preferred shares and common shares and the basic earnings or losses per share calculation should be the same for both shares.

Consequently, basic earnings or losses per share are computed by dividing income or losses by the weighted average number of all classes of shares outstanding during the period. The diluted earnings or losses per share are computed including dilutive potential shares from the executive employee stock options using the treasury-stock method when the effect is dilutive. The effect anti-dilutive potential shares are disconsidered in calculating dilutive earnings or losses per share.

	Three months period ended		Six months period ended
	06/30/11	06/30/10	06/30/11 (Restated)	06/30/10
Numerator
Net loss for the period	(358,703)	(51,907)	(289,307)	(27,985)

Denominator
Weighed mean of shares in circulation related to basic earnings per share (in thousands)	270,349	266,090	270,349	266,090

Adjusted weighed mean of shares in circulation and presumed conversions related to the diluted earnings per share (in thousands)	270,349	266,090	270,349	266,090

Basic losses per share	(1.32)	(0.19)	(1.07)	(0.11)
Diluted losses per share	(1.32)	(0.19)	(1.07)	(0.11)

On June 30, 2011, the diluted earnings or losses per share was calculated by considering the instruments that may have potential dilutive effect in the future. On June 30, 2011 the exercise price of vested stock options of the 2009 and 2010 plans are lower than the average market quotation of the period (in the money). The 2009 plan is in the money even when the vesting stock options expenses are included in the strike price that will incur, of the “vesting” option. However due to the loss reported for the six months ended June 30, 2011 and 2010, these shares have anti-dilutive effect and therefore are not considered in the total number of shares outstanding.

14. Property, plant and equipment

	06/30/11				12/31/10
	Annual weighted depreciation rate	Cost	Accumulated depreciation	Net value	Net value
Flight equipment
Aircraft under financial leases	11%	2,680,839	(446,845)	2,233,994	2,210,433
Sets of replacement parts and spare engines	4%	821,124	(144,230)	676,894	649,758
Aircraft reconfigurations	11%	282,408	(100,337)	182,071	86,992
Aircraft and safety equipment	20%	1,393	(742)	651	601
Tools	10%	23,616	(6,321)	17,295	14,465
		3,809,380	(698,475)	3,110,905	2,962,249
Property and equipment in use
Vehicles	20%	8,773	(6,052)	2,721	3,309
Machinery and equipment	10%	35,366	(9,084)	26,282	15,744
Furniture and fixtures	10%	18,322	(8,083)	10,239	10,696
Computers and peripherals	20%	42,986	(26,341)	16,645	14,354
Communication equipment	10%	2,667	(1,277)	1,390	1,517
Facilities	10%	4,328	(2,347)	1,981	2,192
Maintenance center – Confins	7%	105,506	(12,584)	92,922	93,160
Improvements in third-part properties	20%	31,548	(15,826)	15,722	18,540
Works in progress	-	16,998	-	16,998	15,546
		266,494	(81,594)	184,900	175,058
		4,075,874	(780,069)	3,295,805	3,137,307

Advances for acquisition of aircraft	-	363,274	-	363,274	323,661
		4,439,148	(780,069)	3,659,079	3,460,968

Changes in property, plant and equipment balances are shown below:

	Property, plant and equipment under financial leasing	Other flight equipment (A)	Advances for acquisition of property, plant and equipment	Other	Total
On December 31, 2010	2,210,433	751,816	323,661	175,058	3,460,968
Additions	127,694	175,121	118,754	20,552	442,121
Write-offs	-	(155)	(79,141)	(22)	(79,318)
Depreciation	(104,133)	(49,871)	-	(10,688)	(164,692)
On June 30, 2011	2,233,994	876,911	363,274	184,900	3,659,079

(a)        Additions in 2011 primarily represent total estimated costs to be incurred relating to the reconfiguration of aircraft when returned and improvement costs relating to major overhauled of engine under operating lease.

15. Intangible assets

	Goodwill	Trade names	Airport operating rights	Software	Total
Balance on December 31, 2010	542,302	63,109	560,842	100,924	1,267,177
Additions	-	-	-	13,270	13,270
Write offs	-	-	-	(4,896)	(4,896)
Amortizations	-	-	-	(16,132)	(16,132)
Balance on June 30, 2011	542,302	63,109	560,842	93,166	1,259,419

The Company has allocated goodwill and intangible assets with indefinite life, acquired through business combinations, for the purposes of impairment testing to a single cash-generating unit which is the operating subsidiary VRG. The recoverable amount of these assets is tested annually by the Company at the end of  year.

16. Short and Long Term Debt

		Effective average interest rate (p,y,)
	Maturity	06/30/11	06/30/11	12/31/10
Short term debt
Local currency:
BNDES loan	Jul, 2012	8.66%	13,605	14,352
BNDES loan Safra	Mar, 2014	11.46%	25,206	27,550
BDMG loan	Jan, 2014	8.05%	3,437	3,376
Interest			28,014	19,721
			70,262	64,999
Foreign currency (in U.S. Dollars):
Working Capital	Mar, 2012	3.42%	79,240	83,803
IFC loan	Jul, 2013	4.15%	32,412	13,885
FINIMP	Jun, 2011	2.69%	-	2,718
Interest			33,029	33,969
			144,681	134,375
			214,943	199,374

Financial Lease	Dec, 2021		127,159	146,634
Total short term debt			342,102	346,008

Long term debt
Local currency:
BNDES	Jul, 2012	8.66%	1,196	8,372
BNDES - intermediated by Banco Safra	Mar, 2014	11.46%	57,287	70,934
BDMG	Jan, 2014	8.05%	27,022	27,332
Debentures IV	Sep, 2015	12.63%	594,515	593,870
Debentures V	Jun, 2017	12.26%	492,736	-
			1,172,756	700,508
Foreign currency (in U.S. Dollars)
IFC loan	Jul, 2013	4.15%	-	27,770
Senior bonds I	Apr, 2017	7.50%	326,546	347,501
Senior bonds II	Jul, 2020	9.25%	457,525	487,887
Perpetual bonds	-	8.75%	279,435	297,944
			1,063,506	1,161,102
			2,236,262	1,861,610

Financial Lease	Dec, 2021		1,463,790	1,533,470
Total long term debt			3,700,052	3,395,080
			4,042,154	3,741,088

The maturities of long-term debt for the next twelve months counted from June 30,2011, are as follows:

	2012	2013	2014	2015	After 2015	Without maturity date	Total
Local currency:
BNDES loan	1,196	-	-	-	-	-	1,196
Loan – Safra	13,392	28,899	14,996	-	-	-	57,287
BDMG and BDMG II loan	4,370	6,354	4,339	4,339	7,620	-	27,022
Debêntures	-	-	-	594,515	492,736	-	1,087,251
	18,958	35,253	19,335	598,854	500,356	-	1,172,756
Foreign currency (Dollars):
Senior bonds I	-	-	-	-	326,546	-	326,546
Senior bonds II	-	-	-	-	457,525	-	457,525
Perpetual bonds	-	-	-	-	-	279,435	279,435
	-	-	-	-	784,071	279,435	1,063,506
Total	18,958	35,253	19,335	598,854	1,284,427	279,435	2,236,262

Fair values of senior and perpetual bonds, on June 30, 2011, reflecting the frequent readjustment of market quotations of these instruments, based on the exchange rate in effect on the balance sheet closing date, are shown below:

	Consolidated
	Book	Market
Senior notes (I and II)	784,071	842,219
Perpetual bonds	279,435	274,882

Working capital

On March 21, 2011, the Company collected a working capital loan amounting R$85,000 (USD51,121), tax of 3.42% p.a. and maturity date on March 15, 2012. The Company also contracted a swap operation, changing the effective cost of the loan to 118% of CDI-over, in local currency . On June 30, 2011, the balance registered in current liabilities was R$79,240.

The Company quit the amount of R$82,841 (USD50,000), related to working capital on March 31, 2011.

Finimp

On June 14, 2011 the Company quit the amount of R$2,659, related to the loan of funds proceeding from Banco do Brasil, collected in June, 2010.

Debentures

On June 10, 2011, the Company approved the fifth public issue of 500 debentures not convertible into shares in a single series issued by VRG without real guarantee at par value of R$1,000, totaling R$ 500,000. This issue is intended to provide the working capital from VRG. The issuance costs were R$7,264, which comprise the net amount of R$492,736. The maturity of the debentures is six years from the date of issuance and its repayment will be entirely recognized on June 10, 2017. The debentures are paid at an interest rate of 120% of CDI.

On June 30, 2011, the amount recorded in long term debt was R$492,736.

Finance leases

Future payments for considerations of finance leasing contracts are established in U.S. Dollars, and are as follows:

	06/30/11	12/31/10
2011	103,088	227,174
2012	224,042	227,174
2013	223,014	227,174
2014	222,998	227,174
2015	215,880	219,576
After 2015	994,865	935,450
Total of minimum lease payments	1,983,887	2,063,722
Less: total interest	(392,938)	(383,618)
Present value of minimum leasing payments	1,590,949	1,680,104
Less: short-term installment	(127,159)	(146,634)
Long-term installment	1,463,790	1,533,470

The discount rate used to calculate the present value of the minimum leasing payments is 6.24% on June 30, 2011 (6.23% on December 31, 2010). There are no significant differences between the present value of minimum leasing payments and the market value of these financial liabilities.

The Company extended the maturity date of financing for some of its aircrafts leased during 15 years, by using the SOAR structure (mechanism for extending the amortization and financing payment), which enables performing calculated withdrawals to be made for settlement by payment in full at the end of the leasing contract. On June 30, 2011 the value of withdrawals performed for the integral payment on the expiration date of the leasing contract is R$42,267 (R$37,407 on December 31, 2010).

Restrictive covenants

The Company has restrictive covenants in loan agreements with the following financial institutions: IFC, BNDES,  and Banco do Brasil.

On June 30, 2011, the Company and its subsidiaries are not complied with the minimum parameters set with the financial institutions IFC and BNDES.

The Company has a letter of credit with BNDES in the amount of R$ 25 million, a higher value than the current debt, avoiding liquidity problems in case of debt repayment needs.

On June 30, 2011, the Company does not achieve the minimum level required by the IFC loan agreement. However, the Company's management believes to be in compliance with existing obligations under this agreement, as described in its clauses that a default can only occur effectively 30 days after the official notification of the financial institution, called "cure period".

Administration appropriated the balance of non-current loan to the current, in order to comply the rules described in IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

17. Advance ticket sales

On June 30, 2011, the balance of advance ticket sales in current liabilities of R$492,763 (R$517,006 on December 31, 2010) is represented by 2,751,596 tickets sold and not yet used with 85 days of average term of use (95 days on December 31, 2010).

18. Smiles deferred revenue

Since the VRG´s acquisition, the Company has a mileage program denominated Smiles (“Smiles Program”), This program consists in the reward of mileage credits, though accumulation of mileage credits by the passengers, to use for adittional travels. The obligations assumed under the frequent flyer program, (“Smiles Program”) were valued at the VRG’s acquisition date at estimated fair value that represents the estimated price that the Company could pay to a third part to assume the mileage obligation expected to be recovered on the mileage program.

On June 30, 2011, the balance of Smiles deferred revenue is R$55,744 and R$162,586 classified in the current and non-current liabilities, respectively (R$55,329 and R$152,327 on December 31, 2010).

19. Advances from customers

On September 30, 2009, the Company, by its subsidiary VRG, completed a partnership with Banco Bradesco S.A. and Banco do Brasil S.A. by an operational agreement for issuing and managing credit cards in the “co-branded” format. As part of agreement, the Company received initially the amount of R$252,086, related to the purchase of miles of the mileage program, access rights and utilization of the program customers database, and plus an additional based on variable remuneration conditioned by the right to access and use of customer credit cards by financial institutions and participation on the billing registered in the issued cards by the term of 5 years.

On June 30, 2011, the balance reported in the advances from customers caption in the current liabilities, related to this agreement, corresponds to R$29,023 (R$24,581 in current liabilities and R$ 33,262 in non-current liabilities  on December 31, 2010).

20. Tax obligations

	06/30/11	12/31/10
PIS and COFINS	110,914	84,022
REFIS	25,197	38,247
IRRF on wages and benefits	14,711	20,895
ICMS	11,548	7,165
Import tax	3,256	3,712
CIDE	862	354
IOF	141	125
Others	5,607	3,392
	172,236	157,912

Current	50,403	58,197
Non-current	121,833	99,715

PIS and COFINS

With the start of the systematic of non-cumulative in the calculation of the PIS (Law no. 10637/02) and COFINS (Law no. 10833/03), the subsidiary VRG has implemented those rules as well as questioning the rate application for calculating these contributions. The provision recorded  in the balance on June 30, 2011 in the amount of R$110,914 (R$84,022 on  December 31, 2010) includes the portion not paid, monetarily restated  by the SELIC rate. There are judicial deposits in the amount of R$75,858 (R$66,963  on December 31, 2010) to ensure the suspension of the tax credit.

Adherence to the Program of Subdivision of Federal Taxes (REFIS)

On November 30, 2009, the Company and its subsidiary VRG filed its adherence to the Program of Subdivision of Federal Taxes (REFIS), as provided in Law no. 11941 of May 27, 2009, including all of its debts with the Receita Federal do Brasil and Procuradoria-Geral da Fazenda Nacional (Brazilian IRS), maturing through November 30, 2008.

The management decided to pay the debts of R$11,610 related to GLAI and R$35,012 related to VRG in 180 installments. This payment method offers reductions of 60%  of the relative values of craft and fine for late payment, 25% of interest and 20% off fines, reducing the value of debt to R$10,257 and R$27,989 for GLAI and VRG, respectively.

The debts consolidation occurred on June 29, 2011, according with the resolution PGFN/RFB no. 2/2011, and upon such consolidation the Company and its subsidiary VRG will use part of their tax credits relating to tax loss carry forwards and negative basis of social contribution to settle amounts related to interest and penalties amounting to R$1,670 and R$9,035 for GLAI and VRG, respectively.

21. Provisions

	Insurance provision	Aircraft return	Onerous contracts	Litigation	Total
Balance on December 31, 2010	31,070	33,287	9,885	70,636	144,878
Additional provisions recognized	7,819	115,473	12,330	2,836	138,458
Utilized provisions	(37,988)	(39,881)	(6,542)	(1,922)	(86,833)
Balance on June 30, 2011	901	108,879	15,673	71,550	197,003

Current	901	7,808	6,999	-	15,708
Non-current	-	101,071	8,674	71,550	181,295
	901	108,879	15,673	71,550	197,003

Insurance provision

The Management keeps insurance coverage in amounts considered necessary to cover any claims, in view of the nature the Company’s assets and the risks inherent in its operating activities, with due heed being paid to the limits set in the lease agreements, in compliance with provisions of the Law nº 10744/03.

Aircraft returns

The aircraft return costs includes provisions for the maintenance to meet the contractual return conditions on engines held under operating leases, and the cost of returning the aircraft with no purchase option according to the conditions described in the leasing contracts, whose counterpart is capitalized in the fixed assets, Note 14.

Onerous contracts

The provision for onerous contracts refers to losses with onerous operating lease contracts related to two Boeing 767-300 aircrafts that are out of operation and are maintained under operating lease. The provision represents the present value of the future lease payments that the Company is presently obligated to make under non-cancelable onerous operating lease contracts, less revenue expected to be earned on the lease, including estimated future sub-lease revenue, when applicable. The used premises  are judged estimates and the liquidation of this transactions may result in values significantly different from that reported by the Company. The term of the leases contracts ranges from 2 to 3 years.

Litigation

On June 30, 2011, the Company and its subsidiaries are involved in judicial lawsuits and administrative proceedings, totaling 21,224. The lawsuits and administrative suits are classified into Operation (those arising from the normal course of operations), and Succession (those arising from the application for recognition of succession by obligations of the former Varig S.A.). According to this classification, the quantity of processes on June  30, 2011 are as follows:

	Operation	Sucession	Total
Civil judicial	13,439	700	14,139
Civil administrative	1,607	24	1,631
Civil miscelaneous	45	-	45
Labor judicial	1,419	3,917	5,336
Labor administrative	71	2	73
Total	16,581	4,643	21,224

The civil lawsuits are primarily related to compensation claims generally related to flight delays, flight cancellations, baggage loss and damage. The labor claims primarily consist of discussions related to overtime, hazard pay and pay differences.

The estimated provisions related to civil and labor suits with probable loss risk are shown below:

	06/30/11	12/31/10
Civil	32,622	29,786
Labor	38,928	40,850
	71,550	70,636

Provisions are reviewed based on the evolution of the processes and history of losses through the current best estimate for labor and civil cases.

There are other suits evaluated by Management and by lawyers as possible risk, in the estimated amount of R$12,423 for civil claims and R$7,223 for labor claims on June 30, 2011 (R$10,681 and R$7,530 on December 31, 2010 respectively), which have no provisions recorded.

The Company is involved in 4 labor claims in France, resulting from debts of former Varig S.A.. During the three months period ended on September 30, 2010, the Company had favorable decision (decision from trial court) in terms of non-succession. The value involved in the discussions (not provisioned) is approximately R$4,760 (corresponding to €2,1 million).

The Company is challenging in court the VAT (ICMS) levies on aircraft and engines imported under aircraft leases without purchase options in transactions carried out with lessors headquartered in foreign countries. The Company’s management understands that these transactions represent simple leases in view of the contractual obligation to return the assets that are the subject of the contract. Management believes there are no the evidence of goods circulation and so, there are no legal events to generate ICMS taxation.

The estimated aggregated value of the judicial disputes in progress related to non-chargeable of ICMS tax on the above mentioned imports is R$201,089 on June 30, 2011 (R$193,173 on December 31, 2010) monetarily adjusted, and not including arrears interests. Based on the evaluation of the subject by its legal counselors and supported on suits of the same nature judged favorably to the taxpayers by the High Court (STJ) and Supreme Federal Court (STF) in the second quarter of 2007, the Company understands that chances of loss are remote, and thus did not make provisions for the referred values. Although the result from these suits and proceedings cannot be forecasted, and based on consultations made with its external legal counselors, the Company understands that the final judgment of these suits will not have any relevant adverse effect on the financial position, operating results and cash flow of the Company.

22. Shareholders’ equity

a)  Capital stock

On June 30, 2011, the capital of the Company is represented by 270,386,866 shares, with 137,032,734 common shares and 133,354,132 preferred shares. The Fundo de Investimento em Participações Volluto is the Company’s controlling fund which is equally controlled by Constantino de Oliveira Júnior, Henrique Constantino, Joaquim Constantino Neto and Ricardo Constantino.

Shareholding composition is shown below:

	06/30/11			12/31/10
	Common	Preferred	Total	Common	Preferred	Total
Fundo Volluto	100.00%	26.97%	63.98%	100.00%	26.98%	63.99%
Others	-	1.50%	0.74%	-	1.42%	0.70%
Treasury shares	-	0.34%	0.17%	-	0.34%	0.17%
Free float	-	71.19%	35.11%	-	71.26%	35.14%
	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

The authorized capital stock on June 30, 2011 is R$4 billion. Within the authorized limit, the Company can, with approval by the Board of Directors, increase the capital stock independently of statutory reform, by issuing shares, without preserving the proportion among the different kinds of shares. The Board of Directors will define the issuance conditions, including price and paid-in term.

If determined by the Board of Directors, the right of preference can be excluded, or reduced the term for its exercise, in the issuance of preferred shares, when placement is made by trade in stock exchange or public subscription, or also by exchange of shares, in public bid for shareholding acquisition, under the terms provisioned in the legislation. It is prohibited the issuance from beneficiary parties under the terms of the Company social statute.

Preferred shares do not have voting rights, except in the case of specific facts provisioned in the law. These shares have the preference below: priority in capital reimbursement, without premium and right to be included in public bid as a result from control divestiture the same price paid by share of the control block, by assuring dividends at least equal to the common shares. In addition, the Differentiated Corporate Governance Practices – Level 2 of BM&FBOVESPA, provides the concession of voting rights to preferred shareholders in subjects related to corporate restructuring, merges and transactions with related parties.

On February 22, 2011 the Board of Directors approved the capital increase of R$669 by the private issue of 34,718 preferred shares all nominatives with no nominal value according to stock option plan.

On February 28, 2011, based on the exercises of the Company’s Stock Option Plan, a capital increase of R$138 occurred, represented by 15,480 shares, not approved yet by the Board of Directors.

The quotation of  Gol Linhas Aéreas Inteligentes S.A. shares’on June 30, 2011, in the São Paulo Stock Exchange – BOVESPA, corresponded to R$18.63, and US$12.15 in New York Stock Exchange – NYSE. The book value per share on June 30,2011 is R$9.63 (R$10.83 on December 31, 2010).

b) Retained earnings

i. Legal Reserve

Is constituted through the appropriation of 5% of net profit for the fiscal year after completion of accumulated losses in accordance with Article 193 of Law No. 11638/07, limited to 20% of the capital, according to the Brazilian Corporate Law and Statute Of the Company.

ii. Reinvestment Reserve

Reinvestment reserve is intended to meet the planned investments in the Company's capital budget.

c) Dividends

The Company’s bylaws provide for a mandatory minimum dividend to common and preferred shareholders, in the aggregate of at least 25% of annual net distributable income determined in accordance with Brazilian corporation law which permits the payment of cash dividends only from current net income and certain reserves registered in the Company’s statutory accounting records.

On December 31, 2010 the Administration proposed the payment of dividends amounting to R$ 50,873 (R$ 0.19 per share) based on net income earned in the fiscal year of 2010 and after the legal reserve, paid on June 22, 2011 in the amount of R$50,857. The remaining R$593 is available for the payment to shareholders not founded.

d)  Treasury shares

On June 30, 2011, the Company has 454,425 treasury shares, totaling R$11,887, with market price of R$8,466 (R$11,887 in shares at market price of R$11,792 on December 31, 2010).

e)  Share-based payments

On June 30, 2011 the balance of share-based payments reserves was R$58,684. The Company recorded expense with share-based payment amounting to R$14,957 during the six months period ended June 30,2011, with balancing entry in the statement of income as personnel cost (R$14,377 for the six months period ended June 30, 2010).

f) Other comprehensive income

The indication at fair value of financial investments classified as available for sale, and the financial instruments designated as cash flow hedge are recognized in the Equity Valuation Adjustments caption, net from tax effects, until the contracts’ expirations. The balance on June 30, 2011 corresponds to loss of R$2,442 (gain of R$11,073 on December 31, 2010).

23.     Costs of services, administrative and commercial expenses

	Three months periods ended on
			06/30/11					06/30/10
	Cost of services	Commercial expenses	Administrative expenses	Total	%	Cost of services	Commercial expenses	Administrative expenses	Total	%
Salaries	321,519	23,539	40,246	385,304	21.0	249,463	20,935	41,741	312,139	20.4
Aircraft fuel	730,913	-	-	730,913	39.8	571,697	-	-	571,697	37.3
Aircraft rent	112,512	-	-	112,512	6.1	136,538	-	-	136,538	8.9
Maintenance materials and repairs	89,633	-	-	89,633	4.9	97,371	-	-	97,371	6.3
Aircraft and traffic servicing	56,153	17,528	43,010	116,691	6.4	51,436	13,114	36,303	100,853	6.6
Sales and marketing	-	89,444	-	89,444	4.9	-	88,115	-	88,115	5.7
Landing fees	96,762	-	-	96,762	5.3	77,191	-	-	77,191	5.0
Depreciation and amortization	75,769	-	14,899	90,668	4.9	64,569	-	15,802	80,371	5.2
Other operating expenses	84,640	22,444	18,144	125,228	6.8	48,947	21,599	(1,237)	69,309	4.5
	1,567,901	152,955	116,299	1,837,155	100.0	1,297,212	143,763	92,609	1,533,584	100.0

	Six months periods ended on
			06/30/11					06/30/10
	Cost of services	Commercial expenses	Administrative expenses	Total	%	Cost of services	Commercial expenses	Administrative expenses	Total	%
Salaries	623,423	45,303	76,016	744,742	20.7	484,060	40,513	72,006	596,579	19.4
Aircraft fuel	1,399,963	-	-	1,399,963	38.9	1,122,684	-	-	1,122,684	36.5
Aircraft rent	240,756	-	-	240,756	6.7	286,352	-	-	286,352	9.3
Maintenance materials and repairs	168,963	-	-	168,963	4.7	234,368	-	-	234,368	7.6
Aircraft and traffic servicing	111,890	32,473	80,958	225,321	6.3	105,768	22,223	71,964	199,955	6.5
Sales and marketing	-	181,313	-	181,313	5.0	-	170,261	-	170,261	5.5
Landing fees	181,894	-	-	181,894	5.1	155,297	-	-	155,297	5.1
Depreciation and amortization	152,101	-	28,723	180,824	5.0	120,034	-	24,097	144,131	4.7
Other operating expenses	161,514	43,300	69,017	273,830	7.6	113,860	39,303	9,191	162,354	5.3
	3,040,504	302,389	254,714	3,597,607	100.0	2,622,423	272,300	177,258	3,071,981	100.0

24. Sales Revenue

a)  The net revenue for the year is composed as follow:

	Three months periods ended on		Six months periods ended on
	06/30/11	06/30/10	06/30/11 (restated)	06/30/11
Passenger transportation	1,427,323	1,478,023	3,189,652	3,116,349
Cargo transportation and other revenues	216,236	188,537	434,927	357,748
Gross revenue	1,643,559	1,666,560	3,624,579	3,474,097
Related taxes	(77,218)	(75,707)	(162,516)	(153,427)
Net revenue	1,566,341	1,590,853	3,462,063	3,320,670

The revenues are net of federal, state and municipal taxes, which are collected and transferred to the appropriate government entities.

b)  Revenue by geographical segment is shown below:

	Three months periods ended on
	06/30/11 (restated)%		06/30/10%
Domestic	1,460,588	93.2	1,513,413	95.1
International	105,753	6.8	77,440	4.9
Net revenue	1,566,341	100.0	1,590,853	100.0

	Six months periods ended on
	06/30/11 (restated)%		06/30/10%
Domestic	3,177,979	91.8	3,130,623	94.3
International	284,084	8.2	190,047	5.7
Net revenue	3,462,063	100.0	3,320,670	100.0

25. Commitments

On June 30, 2011 the Company had with Boeing Company 97 firm orders, 10 purchase rights and 40 purchase options granted in non-charging mode, for aircraft acquisition. The commitments for purchase of aircrafts include estimations for contractual price increases during the construction phase. The approximate value for firm orders, not considering the contractual discounts is R$13,825,959 (corresponding to US$8,856,549) and are aggregated according the following periods:

06/30/11
2011	693,338
2012	745,752
2013	2,445,750
2014	3,613,449
2015	3,112,659
After 2015	3,215,011
13,825,959

On June 30, 2011, from the commitments mentioned above, the Company had the amount of R$1,780,553, as advances for aircraft purchase, to be disbursed according to the following periods:

30/06/11
2011	123,244
2012	369,436
2013	447,023
2014	417,760
2015	338,814
After 2015	84,277
1,780,554

The installment financed by long-term debt, guaranteed by the aircrafts, by the U.S. Ex-Im Bank (“Exim”) corresponds approximately to 85% of total cost of the aircrafts. Other agents finance the acquisitions with percentages equal or above this percentage, reaching up to 100%.

The Company is making payments related to the acquisitions of aircrafts by using its own funds, loans, cash generated in operations, short- and medium-term credit lines, and financing from the supplier.

The Company leases its entire fleet of aircrafts under a combination of operating and finance leases. On June 30,2011, the total fleet was comprised by 121 aircrafts, including 80 operational leasing and 41 registered as financial leasing. The Company has 35 aircrafts with financial leasing with purchase option. During the three months period ended on June 30,2011 the Company received 2 aircrafts classified as finance lease and returned 4 aircraft 737-300 to the lessors.

a)   Operating leases

Future payments of non-cancelable operating leasing contracts are designated in U.S. Dollars, and are shown below:

	06/30/11	12/31/10
2011	222,957	504,784
2012	428,858	481,109
2013	379,326	414,202
2014	251,851	261,098
2015	147,421	149,637
After 2015	387,267	360,132
Total minimum leasing payments	1,817,681	2,170,963

b)   Sale-leaseback transactions

On June 30, 2011 the Company had amounts of R$7,564 and R$19,713, respectively, reported on “other obligations” in current and non-current liabilities (R$7,564 and R$23,495 on December 31,2010), related to gains with sale-leaseback transactions made by its subsidiary GAC Inc. in 2006, related to eight 737-800 Next Generation aircrafts. This gain is being deferred proportionally to the monthly payments of the respective leasing contracts according to the contractual term of 124 months.

On this same date, the Company had amounts of R$9,373 and R$49,515 reported on “prepaid expenses” on current and non-current assets, respectively (R$9,373 and R$54,201 on December 31,2010), related to losses with sale-leaseback transactions made by its subsidiary GAC Inc. during the years of 2007, 2008 and 2009, related to nine aircrafts. These losses are being deferred and amortized proportionally to the monthly payments of the  respective leasing contracts according to the contractual term of 120 months.

Additionally, on the six month period ended June 30, 2011, the Company recorded a gain of R$7,356 recognized directly in income, due to non-compensation of gain and losses on sale-leaseback transactions along the contract lease.

26.  Financial instruments

The Company has financial assets and liabilities operations which are partially composed of derivative financial instruments.

The financial derivative instruments are used aiming the hedging against the inherent risks to the operation. The Company and its subsidiaries consider fuel price, exchange rate, interest rate as the most relevant risks, as well as the credit risk associated with its operations. These risks are mitigated by using exchange swap derivatives, U.S. dollar futures contracts and oil, U.S. dollar and interest options.

The Management conducts a formal guideline when administering its financial instruments, observing the Risk Management Policy which is periodically defined by the Financial Policies and Risk Committee, submitted to the Board of Directors. The Committee sets forth the guidelines and limits, monitors controls, including the mathematical models adopted for a continuous monitoring of exposures and eventual financial effects and also prevents the execution of financial instruments speculative operations. For the six month period ended June 30, 2011, the management, based on a future economic scenario, increased the protections for the Company's positions by contracting derivative instruments

The earnings from these operations and the application of risk management controls are included in the Committee’s monitoring and these have been satisfactory to the objectives proposed.

The fair values of financial assets and liabilities of the Company are established through information available on the market and according to valuation methodologies.

Most of the financial instruments with the purpose of protection against fuel and exchange rate risks provide scenarios with low probability of occurrence, and thus have lower costs when compared with other instruments with higher probability of occurrence. Consequently, in spite of the high correlation between the object protected and the derivative financial instruments contracted, a significant part of the operations provides ineffective results upon their liquidation, which are presented on the tables along this note.

The breakdown of the consolidated accounting balances and the categories of financial instruments included in the balance sheet as of June 30, 2011 and December 31, 2010 is identified below:

	Measured at fair value through profit and loss			Measured at amortized cost (a)		Measured at amortized Cost but not through profit and loss (Assets available for sale)
	06/30/11		12/31/10	06/30/11	12/31/10	06/30/11	12/31/10
Assets
Cash and cash equivalents	1,643,472		1,955,858	-	-	-	-
Financial investments	423,695	(b)	-	-	-	-	22,606
Restricted cash	8,608		34,500	-	-	-	-
Gain on derivatives operation	1,719		3,600	-	-	-	-
Accounts receivable	-		-	281,087	303,054	-	-
Maintenance deposits	-		-	366,981	-	-	-
Other credits	-		-	80,477	57,246	-	-

Liabilities
Loans and financing	-		-	4,042,154	3,741,088	-	-
Suppliers	-		-	235,215	215,792	-	-
Loss on derivatives operations	61,989		1,646	-	-	-	-

(a)    Considering the short term between the issuance date and the maturity of the financial instruments measured at amortized cost, the Company understands that their fair values are similar to the book values.

(b)    From the balance classified on financial investments, the amount of R$139,280 is considered as investments held to maturity.

Risks

The operating activities expose the Company to the following financial risks: market (including exchange risk, interest rate risk and fuel price risk), credit and liquidness risks. The Company’s risk management program aims at mitigating potential adverse effects of operations on its financial performance.

The Company’s decisions on the portion of its exposure to be hedged against financial risk, both for fuel consumption and for exchange and interest rate exposures, consider the risks and hedge costs. The Company does not usually contracts hedging instruments for the whole of its exposure, and thus is subject to the portion of risks resulting from market variations. The portion of exposure to be protected is determined and reviewed quarterly in compliance with the strategies determined in the Risk Policies Committees.

The relevant information relating to the main risks that affect the Company operations are detailed as follows:

a)  Fuel price risk

On June 30, 2011 fuel expenses accounted for 39.2% of costs of service, administrative and commercial expenses. The aircraft fuel price fluctuates both in the short and in the long terms, in line with crude oil and by products price variations.

In order to mitigate the fuel price risk, the Company contracts crude oil derivatives and possibly its byproducts. On June 30,2011 the Company used option, collar and swap agreements.

Fuel hedge operations, classified as cash flow hedges are contracted with counterparties classified as “investment grade” or they are executed at NYMEX.

b)  Exchange rate risk

The exchange rate risk derives from the possibility of unfavorable fluctuation of foreign currencies to which the liabilities or the Company’s cash flows are exposed. The Company’s exposure to the foreign currency risk mainly derives from foreign currency-denominated leasing and financing.

The Company’s revenues are mainly denominated in Reais, except for a small amount in U.S. dollars, Argentinean pesos, Bolivian bolivianos, Chilean peso, Colombian peso, Paraguay guarani, Uruguayan peso, Venezuela bolívar among others.

In order to mitigate the exchange rate risk, the Company contracts the following currency derivatives: U.S. dollar futures and options at BM&F-BOVESPA. These operations may be executed by means of exclusive investment funds, as described in the Company’s Risk Management Policy.

Below, the Company’s foreign exchange exposure on June 30,2011 and December 31, 2010:

	06/30/11	12/31/10
Assets
Cash, cash equivalents and short term investments	173,523	218,909
Deposits in guarantee for leasing contracts	85,895	127,963
Maintenance deposits	366,981	-
Advance expenses for leasing	-	33,322
Others	18,471	14,679
Total assets	644,870	394,873
Liabilities
Foreign suppliers	-	27,831
Short and long term debt	1,208,186	1,371,323
Financial leasing payable	1,590,950	1,639,981
Other leases payable	42,267	37,407
Provision for aircraft return	96,394	-
Other U.S. dollar liabilities	57,961	46,435
Total liabilities	2,995,758	3,122,977
Exchange exposure in R$	2,350,888	2,728,104

Obligations not registered in balance
Future obligations resulting from operating leases	1,780,554	1,943,880
Future obligations resulting from firm orders for aircraft acquisition	13,825,959	16,427,824
Total	15,606,513	18,371,704

Total exchange exposure R$	17,957,401	21,099,808

Total exchange exposure US$	11,503,043	12,663,431

c)  Credit risk

The credit risk is inherent in the Company’s operational and financial activities, mainly represented by accounts receivable, cash and cash equivalents, including bank deposits.

The “accounts receivable” credit risk is composed of amounts falling due to largest credit card operators, with better or equal credit risk to the Company and also accounts receivable from travel agencies, installment sales and government, with a small portion exposed to risks from individuals or other entities.

As defined in the Risk Management Policy, the Company is required to assess the counterparties risks in financial instruments and diversify the exposure. Financial instruments are executed with counterparties with at least rating “investment grade” in the valuation made by S&P and Moodys agencies, or they are mostly contracted at commodities and futures exchange (BM&FBOVESPA and NYMEX), fact which substantially mitigates the credit risk. The Company’s Risk Management Policy establishes a maximum limit of 20% per counterparty for financial investments.

d)  Interest rate risk

The Company is exposed to fluctuations in domestic and international interest rates, particularly the CDI and Libor, respectively. The highest exposure is in leasing expenses, indexed to the Libor, and in domestic loans.

In the six months period ended June 30,2011, for interest rate hedge, the Company  holds swap operations contracted with counterparties classified as “investment grade”.

e)  Liquidity risk

Liquidity risk comes in two distinct forms: market liquidity risk and cash flow liquidity risk. The first is related to current market prices and varies in accordance with the types of assets and the markets where they are traded. Cash flow liquidity risk, however, is related to difficulties in meeting the contracted operational obligations on the agreed dates.

As a way of managing liquidity risk, the Company applies its resources in liquid assets (bonds, CDBs and investment funds with daily liquidity) and Cash Management Policy provides that the Company's weighted average maturity of debt should not exceed the weighted average maturity of investment portfolio. On June 30, 2011, the weighted average maturity of the Company's financial assets was 6 days and the financial liability was 6 years.

For protection of future commitments, as shown in note 25, the Company uses derivative financial instruments with top line banks for cash management.

f)  Capital management

The table below shows the financial leverage rate on June 30,2011 and December 31, 2010:

	06/30/11	12/31/10
Shareholder’s equity	2,604,649	2,929,169
Cash and cash equivalents	(1,643,472)	(1,955,858)
Restricted cash	(8,608)	(34,500)
Short term investments	(423,695)	(22,606)
Short and long term debts	4,042,154	3,741,088
Net debt (a)	1,966,379	1,728,124
Total capital(b)	4,571,028	4,657,293
Leverage ratio (a) / (b)	43%	37%

Additionally, the Company remains committed to keep the amount of cash and cash equivalent close to 25% of the net revenue of the last twelve months, as done on June 30, 2011.

Derivative financial instruments

The financial derivatives instruments were registered in the following accounts of the balance sheet:

Description	Balance account	06/30/11	12/31/10
Gain on derivatives operation (assets)	Other credits	1,719	10,420
Loss on derivatives operation (liabilities)	Other obligations	61,989	1,646
Premiums of options contracts (assets)	Prepaid expenses	31,536	23,334

The Company adopts Hedge Accounting and classifies derivatives contracted to cover exchange variation risks and fuel price risk as a “Cash Flow Hedge” or “Fair Value Hedge,” according to the parameters described in Brazilian account standerd CPC 38. All the financial instruments contracted are formally identified, classified and allocated by documentation and control upon the acquisition, as follows:

Classification of Derivatives Financial Instruments

i) Cash flow hedge

In the cash flow hedge, the Company protects itself from variations in future revenues or expenses resulting from changes in the exchange rate or fuel price and books the actual variations at the fair value of the derivative financial instruments under shareholders’ equity until the recognition of the revenue or expense being hedged.

The Company estimates the effectiveness based on statistical methods for correlation and the ratio between gains and losses in the financial instruments used as hedge and variation of costs and expenses of the protected object.

The instruments are recognized as effective when the variation in the value of derivatives offsets between 80% and 125% of the impact of the price variation in the cost or expense of the protected object.

The balance of the effective variations in the fair value of the derivatives designated as cash flow hedges is transferred from shareholders’ equity to the result in the period in which the cost or expense being hedged impacts the result. The cash flow hedge results effective in the contention of protected expense variation are recorded reducing accounts of the protected expenses, by reducing or increasing the operating cost, and the non-effective results are recognized as financial income or expense within the year.

ii) Fair Value Hedge

The Company protects itself from the result of a change in the fair value of a recognized liability, or a part thereof, which that could be attributed to exchange risk.  Variations in the fair value of the derivatives designated as fair value hedges are recognized directly in the income statement together with the respective variations in the fair value of the liability being hedged.

The Company estimates the effectiveness based on the ratio between the variation in the fair value of the derivative instruments used as hedge and the variation in the fair value of the liabilities hedged.

The instruments are considered effective when the variation in the value of derivatives compensates for between 80% and 125% of the fair value of liabilities hedged.

In the case of an exchange hedge of the fair value of a financial liability, the variation in the derivative’s fair value is recorded under financial revenue or expense in the same period in which it occurs. If the hedge is considered effective up to the end of the period, the book value of the item being hedged is adjusted to reflect the variation in its fair value caused by the risk covered, with a corresponding entry in financial revenue or expenses.

Derivatives financial instruments not designated as hedge

The Company contracts derivative financial instruments that are not formally designated for accounting of protection. These situations occur when transactions are in short-term, and the complexity of control and disclosure has not viability, or when the change in derivative fair value must be recognized in profit and loss in the same period of the effects of the protected risk.

Designation of hedge’ objects

a)  Fuel hedge

Due to the low liquidity of aviation fuel (Jet Fuel) derivatives traded in commodities exchange, the Company contracts crude oil derivatives (WTI – West Texas Intermediate, Brent and Heating Oil) to be protected against the oscillations in the aviation fuel prices. Historically, the petroleum prices are highly correlated with the aviation fuel prices.

On June 30, 2011, the Company has fuel hedge derivative contracts performed at Nymex and over-the-counter (OTC) markets.

The contracts for derivative financial instruments of petroleum, designated as fuel hedge by the Company, are summarized below (in thousands, except when otherwise indicated):

Closing balance on:	06/30/11	12/31/10
Fair value at end of the period (R$)	5,567	33,205
Average term (months)	5	4
Volume protected for future periods (thousand barrels)	3,820	2,109
Gains (losses) with hedge effectiveness recognized in shareholders’ equity, net of taxes (R$)	(8,981)	10,586

	Three months		Six months
Period ended on:	2011	2010	2011	2010
Gains (losses) with hedge ineffectiveness recognized in financial revenues (expenses) (R$)	21,376	(1,219)	22,128	(14,853)
Losses with hedge ineffectiveness recognized in financial expenses for future periods (R$)	(47,742)	(17,754)	(52,923)	(17,754)
Total losses with hedge ineffectiveness recognized as financial expenses (R$)	(26,366)	(18,973)	(30,795)	(32,607)
Current percentage of exposure hedged during the period	46%	42%	44%	36%

The table below shows the nominal value of derivatives designated to hedge contracted by the Company to protect future fuel expenses, the average rate contracted for the derivatives and the percentage of fuel exposure protected by competence period on June 30, 2011:

Market risk factor: Fuel price
Over-the-counter market
	3Q11	4Q11	1Q12	2Q12	Total
Percentage of fuel exposure hedged	54%	39%	30%	16%	35%

Nominal volume in barrels (thousands)	2,165	1,713	1,180	663	5,721

Future rate agreed per barrel (US$) *	111.63	123.99	130.54	133.15	121.73
Total in Reais **	377,284	331,581	240,475	137,814	1,087,154

*    Weighted average between call strikes,

** The Exchange rate on 06/30/11 was R$1,5611/ US$1,00,

b)  Foreign exchange Hedge

The Company utilizes contracts of derivative financial instruments for U.S. dollar hedge with BM&FBOVESPA, having an exclusive investments fund as vehicle for contracting risk coverage.

There were no financial assets linked to margin deposits on June 30, 2011. The margin deposits are guaranteed through bank surety maturing on September 30, 2011.

Summary of Company’s foreign currency derivative contracts designated for cash flow hedge of U.S. dollar (in thousands, except as otherwise indicated) is following:

Closing balance at:	06/30/11	12/31/10
Fair value at the end of the period (R$)	252	109
Longer remaining term (months)	4	4
Hedged volume for future periods (US$)	30,250	65,000

	Three months		Six months
Period ended on:	2011	2010	2011	2010
Hedge effectiveness gains recognized in operating income (expenses) (R$)	-	(1,313)	-	(391)

Hedge ineffectiveness losses recognized in finance expenses (R$)	-	(2,004)	(58)	(4,315)
Hedge ineffectiveness losses recognized in finance expenses for future periods (R$)	(620)	(676)	(671)	(676)
Total hedge ineffectiveness losses recognized in financial expenses (R$)	(620)	(2,680)	(729)	(4,991)
Percentage of exposure hedged during the period	2%	26%	6%	20%

The following table demonstrates the face value of the derivatives designated as hedge contracted by the Company to protect the future expenses denominated in U.S. dollar and the average rate contracted for each accruing period, as of June 30, 2011:

Market risk factor: U.S. dollar exchange

Exchange market

	3Q11	4Q11	12M11
Exposure percentage of protected cash flow	3%	2%	1%
Face value in U.S. dollar	19,750	10,500	30,250
Futures contracted average rate	1.7247	1.8000	1.7508
Total in Reais	34,063	18,900	52,962

On June 30, 2011, the Company has not foreign currency derivative contracts designated for fair value hedge of U.S. dollar (in thousands, except as otherwise indicated).

Closing balance at:	06/30/11	12/31/10
Fair value at the end of the period (R$)	-	(6,645)
Finance leasing	-	984,264
Volume protected	-	388,750
Actual percentage of protected exposure	-	39%

	Three months		Six months
Period ended on:	2011	2010	2011	2010
Hedge effectiveness losses recognized in operating expenses (R$)	(13,855)	-	(34,130)	-
Percentage of exposure hedged during the period	15%	-	21%	-

On June 30, 2011, the Company has the following derivatives instruments to protection against U.S. Dollar oscillation not designed to hedge accounting:  exchange swap (USD x CDI) to protect a credit line (working capital) and future dollar contracts to protection of future expenses. The table below demonstrates the amounts recognized in financial income related to these operations:

Foreign exchange derivative instruments not designated as hedge accounting

	Three months		Six months
Period ended on:	2011	2010	2011	2010
Gains (losses) recognized in financial expenses	(13,077)	850	(18,879)	850

c)  Interest rate hedge

On June 30, 2011, the Company holds swap derivative financial instruments to hedge interest rates.

The following is a summary of Company’s interest rate derivative contracts designated as hedge interest rate Libor:

Closing balance at:	06/30/11	12/31/10
Fair value at the end of the period (R$)	(17,308)	-
Face value at the end of the period(US$)	371,990	-
Face value at the end of the period (R$)	580,714	-
Hedge losses recognized in shareholders’ equity, net of taxes (R$)	11,423	-

	Three months		Six months
Period ended on:	2011	2010	2011	2010
Hedge effectiveness losses recognized in operating expenses (R$)	-	(746)	-	(1,513)

For the six months period ended on June 30, 2011 the Company had position of derivative contracts not designated as hedge accounting. The table below demonstrates the amounts recognized in financial income related to these operations:

Interest rate derivative instruments not designated as hedge accounting

	Three months		Six months
Período encerrado em:	2011	2010	2011	2010
Losses recognized in financial expenses	(8,935)	(4,184)	(8,935)	(5,243)

In addition, the Company’s results are affected by interest rates fluctuations in Brazil, incurred on financial investments, short-term investments, Reais-denominated liabilities, U.S. dollar-denominated assets and liabilities. These fluctuations affect the market value of financial instruments, the market value of Reais-pre-fixed bonds and the remuneration of cash balance and financial investments.

On June 30, 2011, the Company’s exclusive fund holds futures contracts for Interbank Deposits traded on BM&FBOVESPA with the face value of R$174,100, with a maximum term of 43 months and gains at the fair value of R$230.

Analysis of derivative financial instruments sensitivity

The sensitivity analysis of derivative financial instruments to the fluctuation of the mainly risk factor of each one considered the elements below:

•            The probable scenario is defined as the one expected by the Company Management, in line with the market value, used to the calculation of fair value of the financial instruments.

•            The possible adverse scenario considers deterioration of 25% in the major determining variation of the fair value for the financial instrument.

•            The remote adverse scenario considers deterioration of 50% in the major determining variation of the fair value for the financial instrument.

The tables below demonstrates the sensitivity analysis for the market risks and financial instruments considered relevant by the Company Management, open on June 30,2011 based on scenarios described above:

I) Fuel derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Fuel	Decrease of WTI (NYMEX) price curve	US$ 96.29/bbl	US$ 72.22/bbl	US$ 48.14/bbl
		R$ 0	(R$ 28,560)	(R$ 50,080)
Fuel	Decrease of HO (NYMEX) price curve	US$ 2.98/bbl	US$ 2.23/bbl	US$ 1.49/bbl
		R$ 0	(R$ 44,465)	(R$ 95,037)
Fuel	Decrease of Brent (NYMEX) price curve	US$ 113.90/bbl	US$ 85.43/bbl	US$ 56.95/bbl
		R$ 0	(R$ 12,677)	(R$ 13,845)

On June 30, 2011, the Company holds call options contracts to buy oil West Texas Intermediate ("WTI"), Brent and Heating Oil representing a notional amount of 5,872 million of barrels. These contracts have maturities between July 2011 and July 2012.

These instruments are recorded reducing fuel costs, if measured as effective, or recorded as financial income, if measured as ineffective.

In the probable scenario, according to management, the contracts totalize a fair value of R$5,567 (as described in the chart of fuel hedge designation), used to the calculation of the adverse scenarios above. In the possible adverse scenario for this instrument, with reduction of oil prices of 25%, and in the remote adverse scenario, where the price could decrease 50%, there would be negative impacts on the fair value of R$85,702 and R$158,962, respectively.

II) Foreign exchange derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Dollar	Decrease of Dollar (BM&F) curve	R$ 1.5611/US$	R$ 1.1708/US$	R$ 0.7806/US$
		R$ 0	(R$ 72,369)	(R$ 144,485)

On June 30, 2011, the Company holds derivative dollar contracts in the notional value of US$9,921 with maturity date in July 2011 and March 2012.

Management estimates a probably scenario for the exchange rate of R$1.5611/US$ and for  the adverse scenarios possible and remote, rates of R$1.1708 and R$0.7806 respectively. The losses in the estimated fair values for these scenarios are R$72,369 and R$144,485 respectively.

III) Interest rate derivative instruments

Operation	Risk	Probable Scenario	Probable Adverse Scenario	Remote Adverse Scenario
Libor	Decrease of Libor rate	3.22%	2.41%	1.61%
		R$ 0	(R$ 29,889)	(R$ 59,777)

On June 30, 2011, the Company holds interest rate swap contracts of Libor in the  notional amount of R$22,792.

Management estimates a probable scenario for the interest rate of 3.22% and for the adverse scenarios, possible and remote, rates of 2.41% and 1.61% respectively. The losses in the estimated fair values for these scenarios are R$29,889 and R$59,777 respectively.

IV) Other finanancial instruments

Operation	Risk	Probable Scenario	Possible Adverse Scenario	Remote Adverse Scenario
Investments in Dólar	Decrease of Dollar (BM&F) curve	R$ 1.5611/US$	R$ 1.1708/US$	R$ 0.7806/US$
		R$ 0	(R$ 69.472)	(R$ 138,945)
Debt in Dólar	Increase of Dollar (BM&F) curve	R$ 1.5611/US$	R$ 1,9514/US$	R$ 2.3417/US$
		R$ 0	(R$ 757,760)	(R$ 1,515,119)

On June 30, 2011, the Company holds assets and liabilities indexed to the dollar, totaling US$1,438,419 in foreign exchange exposure, equivalent to R$2,245,516.

In the adverse possible scenario, increase of dollar curve to R$1.9514, increasing the exposure to R$688,087. In the remote risk scenario, increase of dollar curve to R$2.3417, increasing the exposure to R$1,376,175.

Part of the debt is secured with derivatives instruments, considering the same scenarios, possible and remote, the Company would earn gains in the fair value of derivative instruments of  R$72,116 and R$144,233 respectively.

Regarding to the liabilities in national currency, 89% are indexed to changes in the daily rate of CDI-Cetip and the rest, TJLP and IPCA. As the Company's cash is also indexed to the CDI-Cetip and has higher value than the debt, the Company believes that the sensitivity analysis of this risk does not add relevant information.

Regarding  to the interest rate on dollar-indexed liabilities, 97% have fixed rate and the remainder relates to 3-month Libor. In actual current level of Libor, less than 0.5% per year, the Company believes that the sensitivity analysis of this risk does not add relevant information.

        IFRS

Besides the sensitive analysis based on the above mentioned standards, an analysis on the impact of the financial instrument quotation variation on the Company result and its shareholders’ equity is performed by considering:

•       Increase and decrease of 10 percentage points in fuel prices, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in dollar exchange rate, by keeping constant all the other variables;

•       Increase and decrease of 10 percentage points in Libor interest rate, by keeping constant all the other variables;

The sensitivity analysis includes only monetary items that are relevant to the above mentioned risks and outstanding. A positive number indicates an increase in income and equity when the risk appreciates by 10%.

The table below demonstrates the sensitivity analysis by the Company Management, on June 30, 2011 and 2010, based on the scenarios described above:

Fuel:
	Position on June 30, 2011		Position on June 30, 2010
Increase / (reduction) in fuel prices (percentage)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(72.5)	(42.4)	(56.4)	(31.4)
(10)	72.5	45.0	56.4	37.1

Foreign Exchange - USD:
	Position on June 30, 2011		Position on June 30, 2010
Appreciation / (depreciation) in USD /R$ (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	(93.9)	(62.0)	(81.5)	(36.0)
(10)	93.9	62.0	81.5	40.8

Interest rate - Libor:
	Position on June 30, 2011		Position on June 30, 2010
Increase / (reduction) in Libor rate (percentage rate)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)	Effect on income before tax (R$ million)	Effect on shareholders’ equity (R$ million)
10	-	6.1	(0.01)	(0.19)
(10)	-	(6.1)	0.01	0.21

The Company’s sensitivity to fuel price increased during the current period when compared with the previous period, due to the growth in operating activities and increase of fuel price, which impacted on fuel expenses.

Sensitivity to the dollar increased in relation to the effect on income and in relation to the effect on shareholders’ equity, due to increase of expenses linked to the dollar.

Regarding to the Libor, the sensitivity increased in relation to the effect on shareholders’ equity, due to the increase in notional amount of protection.

Measurement of the fair value of financial instruments

In order to comply with the disclosure requirements for financial instruments measured at fair value, the Company must do the grouping of its instruments in Levels 1 to 3, based on observable fair value grades:

a)   Level 1: Fair value measurements are calculated based on quoted prices (without adjustment) in active market or identical liabilities;

b)   Level 2: Fair value measurements are calculated based on other variables besides quoted prices included in Level 1, that are observable for the asset or liability directly (such as prices) or indirectly (derived from prices); and

c)    Level 3: Fair value measurements are calculated based on valuation methods that include the asset or liability but that are not based on observable market variables (unobservable inputs).

The following table states a summary of the Company’s financial instruments measured at fair value with their respective classifications of the valuation method, on June 30,2011:

Financial Instrument	Book value	Active Market Price (Level 1)	Other Significant Observable Factors (Level 2)

Cash equivalents	1,496,822	-	1,496,822
Short term investments	423,695	-	423,695
Restricted cash	8,608	-	8,608
Gain on derivative operations (asset)	1,719	-	1,719
Loss on derivative operations (liabilities)	61,989	252	61,737

27. Non-cash transactions

During the six months period ended June 30, 2011, the Company made the acquisition of fixed assets under leasing in the amount R$ 90,681, without cash effect.

28. Insurance coverage

On June 30, 2011, the insurance coverage by nature, considering the aircraft fleet, and related to the maximum reimbursable values indicated in U.S. Dollars, is shown below:

Aeronautical Mode	Reais	Dollar
Guarantee – Fuselage/War	6,285,881	4,026,572
Civil Liability per occurrence/aircraft	2,731,925	1,750,000
Stocks (base and transit)	195,138	125,000

According to the Law No 10744, of October 09, 2003, the Brazilian government assumed the commitment to complement eventual civil liability expenses related to third parties, caused by war or terrorist attacks, occurred in Brazil or abroad, by which VRG may be occasionally requested to pay, for amounts that exceed the limit of the insurance policys signed since on September 10, 2001, limited to the equivalent amount in Brazilian Reais to one billion U.S. Dollars.

29. Subsequent Events

a)  On August 11, 2011, the Board of Directors authorized the Management to implement a share repurchase program of the Company’s preferred shares, at market prices, up to 9,493,188 shares, representing 10% of the total number of preferred shares outstanding in the market, in On October 3, 2011, the subsidiary VRG acquired the total share capital of Webjet at the adjusted price of R$ 70,000, subject to change after the due diligence process to be held within 55 days from the date closing of the transaction.

On October 3, 2011, the subsidiary VRG acquired the total share capital of Webjet at the adjusted price of R$ 70,000, subject to change after the due diligence process to be held within 55 days from the date closing of the transaction.

In this case, the amount originally deposited:

(i)      R$ 63 million was paid to the former controlling shareholders of Webjet;

(ii)    R$ 7 million was retained in the restricted account as agreement guarantee; and

(iii)  R$26 million was reversed to the Company related to the purchase price adjustments

Webjet is an airline company based in Rio de Janeiro city, which provides regular passenger air transportation services, and has a fleet of twenty-four aircraft Boeing 737-300, with operations in 16 cities in Brazil and making approximately 1,000 weekly flights.

On October 27, 2011, CADE, VRG and Webjet signed the Agreement of Preservation to Reversibility of Operation ("APRO") for the acquisition of 100% (one hundred percent) of the capital of Webjet, which resulted from a negotiation between the companies and CADE and aims to ensure the reversibility of the operation and preservation of assets until CADE issues a final decision, through actions aimed to preserve market conditions during the evaluation of competitive effects of the operation.

The agreement ensures the independence in the management of both companies including those related to the Company’s frequent flyer program "Smiles". Without reducing the capacity of Webjet, the agreement foresees the sharing of flights between the companies in order to optimize the route network and increase the options for customers.

Both companies will continue operating as separate units until the final approval by the Administrative Council of Economic Defense (CADE).

b)  On August 2, 2011, the Company announced and disclosed to the Brazilian Securities Commission (CVM) and other competent authorities the execution, on August 01, 2011, of a share purchase and sale agreement with the controlling shareholders of Webjet. The subject matter of the agreement is the acquisition of 100% of Webjet’s capital, through its subsidiary VRG. The acquisition was subject, among other condition, to the approvals from relevant government authorities.

The initial price agreed with this acquisition was R$ 96,000, deposited on August 08, 2011, as guarantee for payment of the transaction, subject to adjustment in accordance with the due diligence report prepared by independent external consultants and the compliance with certain contractual clauses.

On September 20, 2011, the Company received approval from the National Civil Aviation Agency ("ANAC") to complete the acquisition of Webjet.

c)    On January 9, 2012 the Company filed, with the judiciary, a quitclaim of the legal proceedings in which it questions the tax rate of PIS and COFINS. The quitclaim and authorization for the conversion of escrow deposits in favor of public finance are under consideration by Judicial Court.

d)    On February 3, 2012 the Company informed its shareholders and the market that ended on January 26, 2012 the period for exercising the preemptive right to subscribe for shares to be issued due to increased capital of the Company approved by its Board of Directors meeting held on December 21, 2011. From this operation, 5,120,974 preferred shares (five million, one hundred twenty thousand, nine hundred seventy four) remained unsubscribed ("Surplus") out of 6,825,470 (six million, eight hundred twenty-five thousand, four hundred seventy) common shares and 6,619,765 (six million, six hundred and nineteen thousand, seven hundred and sixty-five) preferred shares issued. To the shareholders, including holders of ADRs and the assignees of the subscription rights of the shares, that have expressed their interest in reserving the Surplus in their respective application forms, had a period of five (5) working days from 06 February 2012 inclusive, being his final term on February 10, 2012, inclusive ("Subscription Period of Surplus") to subscribe the Surplus. The subscription price of the Surplus will be R$22.00 (twenty-two reais) per share, payable in cash in local currency, at the time of subscription.

e)    On March 15, 2012, the Company obtained a waiver of anticipated maturity and/or application of any penalty on noncompliance of its covenants clauses. This was deliberated during General Meeting of Debenture Holders of the fourth and fifth issues of debentures. As a result of this waiver, on March 26, 2012 (the balance reporting date), the Company is complying its obligations in relation to the debentures.

f)       On March 16, 2012, the Board of Directors, approved a new model for the which is being prepared

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo - SP

Introduction

We have reviewed the accompanying consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. and its subsidiaries, included in the Interim Financial Information Form (ITR), for the quarter ended June 30, 2011, which comprises the balance sheet as of June 30, 2011 and the related income statement and statement of comprehensive income for the quarter and six-month period then ended and statement of changes in equity and statement of cash flows for the six-month period then ended, including the explanatory notes.

Management is responsible for the preparation of the consolidated interim financial information in accordance with technical pronouncement CPC 21 - Interim Financial Reporting and IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the standards on auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above is not prepared, in all material respects, in accordance with technical pronouncement CPC 21 and IAS 34, applicable to the preparation of Interim Financial Information (ITR), and presented in accordance with the standards issued by the CVM.

Notes to the Interim Consolidated Financial Statements

Other matters

Interim statements of value added

We also have reviewed the consolidated interim statements of value added (“DVA”), for the six-month period ended June 30, 2011, prepared under the responsibility of its Management, the presentation of which is required by the standards issued by CVM, applicable to the preparation of Interim Financial Information (ITR), and is considered as supplemental information for International Financial Reporting Standards - IFRS that do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they are not prepared, in all material respects, in relation to the consolidated interim financial information taken as a whole.

Restatement of interim financial statements

As described in note 2.2, the Company decided to restate the interim financial statements, relating to the three and six-month periods ended June 30, 2011, originally dated August 11, 2011.  The purpose of the restatement is to adjust the opening retained earnings balance as of January 1, 2011, by the amounts originally recognized in the income statement for the three-month period ended March 31, 2011. The adjustment was identified after the Company concluded the implementation of a complementary revenue recognition system.  The opening retained earnings as of January 1, 2011 was adjusted in accordance with paragraph 44 of CVM Deliberation 592, issued on September 15, 2009, due to certain system limitations that prevent the Company from allocating this error to the appropriate periods. The impacts are presented in the above mentioned note.

Convenience translation

The accompanying interim consolidated financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, March 26, 2012

DELOITTE TOUCHE TOHMATSU	José Domingos do Prado
Auditores Independentes	Engagement Partner

2011-0723

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2012

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Leonardo Porciúncula Gomes Pereira
Name: Leonardo Porciúncula Gomes Pereira Title: Executive Vice-President and Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.